SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month May 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP LTD.

First Quarter 2012 Results

Lima, Peru, May 09, 2012 - Credicorp (NYSE:BAP) announced today its unaudited results for the first quarter of 2012. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•     Credicorp started the year 2012 with strong income generation following solid portfolio growth, and reached US$ 189 million in net earnings for 1Q12, repeating the record net earnings of last quarter, which in turn reflect an ROAE of 22%.

•     These numbers are particularly significant given continued adversity and volatility in the international markets and sustained local political noise, and reveal the strength of the Peruvian and leading Andean economies.

•     Despite the seasonal slowdown in the first quarters of each year loan growth continued its dynamic pace with the total loan book at the end of the 1Q12 at US$ 18.1 billion, representing a 3.7% increase over the previous Q.

•     Consequently, NII expansion reached 4.8% revealing stable margins with NIM at 5.1%. However, provisions remained high as past due loans showed an increase of 17 bps in the ratio, a result of not only the stronger expansion in the lower sector/higher risk assets as anticipated but also repetitive delays in the approval process for charge-offs.

•     Non financial income also evolved strongly and expanded 6% QoQ, with fee income sustaining the very high / seasonally boosted level of 4Q11, and increased income from FX commissions and sale of securities.

•     The insurance business however showed a weaker Q with several severe claims in the P&C business, triggered by the seasonality (rainy season) in the first months of each year and an isolated fire event. Therefore, despite a sound 6.2% expansion in net earned premiums, higher claims led to a 28% decrease in premium income net of claims.

•     Also in line with the seasonality of our commercial business, OpEx dropped 3.3% this 1Q, a contraction mainly concentrated in the administrative expenses. In this context, the efficiency ratio improved again, reporting 40.7% for this Q vs. 44.9% in 4Q11.

•     Therefore, the continued expansion of already strong income generation and the lower costs this Q absorbed the high level of provisions required and the increase in claims in the insurance business. This led to an excellent expansion of operating income which was up 14.7% for the Q and offset the Q’s lower translation gains and higher income taxes.

•     The local currency continued to appreciate though at a slower pace; this caused translation gains to fall by half QoQ and pushed up taxes by 25.1%. In this context, this Q reported flat earnings.

•     This 1Q12, BCP reported US$166.6 million contribution to Credicorp to top last Q’s contribution, which was the highest quarterly net result of the year. This excellent result was mainly attributable to strong loan growth, particularly in the retail segment, which led to a 5.9% expansion in NII that together with lower costs, helped absorb the high level of provisions and led to an 18.4% increase in operating income. However, lower translations gains and higher taxes pushed expansion down to only 3.5% in the bottom line, which is nevertheless a superb result. In this context, ROAE this 1Q12 was fairly stable at 29.2% and the efficiency ratio improved also to 47.3%.

•     BCP Bolivia’s performance dropped due to provision requirements and higher OpEx and resulted in a 32% decrease in its contribution while Edyficar had an excellent Q with strong portfolio growth (+7.8% QoQ) and even stronger NII expansion (+9.8%). However, but due to lower translations gains and higher taxes, Edyficar reported a 4.8% increase in its contribution to Credicorp with US$ 7.7 million.

•     ASB’s contribution to Credicorp this 1Q12 was up 26.1% to US$ 11.6 million. This was mainly the result of gains on sales of securities and lower provisions given that core earnings generation remained stable due to more stable markets this 1Q.

•     As indicated above, PGA’s performance was weaker this 1Q as its contribution to Credicorp dropped to only US$ 4.8 million. This was the result of a series of significant claims that led to a combined ratio of 126% for the P&C business. Though above expectations for the Q, analyzed in a long-term horizon, claims for P&C are in line with expectations for both occurrence and severity and the level of risk retention is aligned with the group’s strategy to diversify its portfolio. Therefore, though a bad quarter from a claims concentration perspective, underwriting results on the long run should fall within PGA’s projected numbers for the year.

•     Prima’s performance was strong this 1Q with growth of 3.6% for an equivalent of US$ 9.2 million, which reflects an ROAE of 26.1%. This is in line with strong economic activity due to growth of 6% p.a. and Prima’s good commercial results, which allow it to continue leading the market for new contributions to the system.

•     Overall and despite the uncertain market environment throughout the year, Credicorp posted excellent results once again this 1Q12, with results that reveal an ROAE of 22%, NIM of 5.1%, efficiency of 40.7% and a PDL ratio of 1.66% with coverage of 188%.

I. Credicorp Ltd.

Overview

Credicorp reported net earnings for 1Q12 of US$ 189.1 million, maintaining its record level of earnings from the previous Q and topping the earnings of the same period of last year by 8%. This result reflects an ROAE of 22% and clearly confirms the positive growth trend observed in previous quarters and years. BCP´s performance continues to reflect the strength of the Peruvian economy, which surprised the markets with its 6% estimated GDP growth for 1Q12. This expansion is particularly significant given the adversity and volatility that prevails in the international markets and continuing internal political noise.

Loan growth of 3.7% for the Q is certainly evidence of the continued activity in our markets which has surpassed initial expectations. As anticipated, the retail lines continue to drive growth, posting an annualized average growth rate of 22.4% in this 1Q12 that in some cases reached 38%, shifting the portfolio mix (with retail up 1% this Q to 48% of the total loan book) and the mix within each product towards the higher risk/higher margin portfolios. Therefore, net interest income grows at a stronger pace of 4.8% QoQ and BCP’s NIM for the loan book increased 6 bps from 7.97% to 8.03%, while total NIM remained stable at 5.1% for the Q.

Provisions this Q were kept at a high level reflecting the fact that loan book expansion is concentrated in lower segments with higher risk and higher PDL expectations. Thus, provisions reached a similar level to last quarter´s reaching US$ 69.6 million. An analysis of the credit quality of the portfolio shows an expected increase in delinquencies, which is in line with the parameters of the targeted groups and reflects a conscious move into lower income sectors. Therefore, the PDL ratio shifted from 1.49% to 1.66%, a move of 17 bps that was directly linked to the evolution in the retail portfolio, some seasonality and lower charge-offs. This ratio however, continues to be extremely low particularly if we consider only 90 day-delinquencies as is customary in regional banking practice. From this perspective, the ratio is only 1.16% given that we have just begun to move into the higher risk sector and will continue to do so as the market grows.

Non financial income expansion was also strong in 1Q reaching 6% QoQ. After very high fee income growth of 6.4% in 4Q11, any further expansion is relevant as was the 0.7% further growth in fees. It was the treasury desk, however, that drove non-financial income expansion through higher income from sales of securities while the FX-commissions expanded 6.6% in the Q.

The insurance business had a clearly weaker Q given an increase in net claims that is primarily attributable to sever claims in the P&C business, which rose considerably due to a seasonal peak (rainy season). This led to a 25% drop in income from premiums net of claims. Premium performance in and of itself was good, showing expansion of 6.2& for the Q.

OpEx dropped 3.3% after the year-end peak as expected given the typical seasonal expense patterns. This contraction was concentrated in administrative costs, which in 4Q11 accumulated year-end weighted marketing and advisory expenses. Branch expansion however will continue to pressure the cost line, but will also become more evident towards the second half of the year. In line with this evolution, the efficiency ratio improved for the Q, reporting 40.7% vs. 44.9% for 4Q11.

Despite lower results for the insurance business in 1Q and the sustained level of provisions, lower expenses reported this Q resulted in a 14.7% improvement in operating income for the 1Q12, reaching US$ 239.7 million.

Nevertheless a significantly lower translation gain, which was an unusually high quarterly result (and accumulated a revaluation of actually 2 Qs) and a corresponding increase in tax provisions in local accounting, were responsible for the flat bottom line result compared to the previous quarter after having reported significantly stronger operating income. In fact, 1Q12 results reveal an ROAE of 22%, NIM of 5.1%, NIM for the loan book only of 8.03%, efficiency of 40.7%, a PDL ratio of 1.66% with coverage of 1.88 to 1.

2

Credicorp Ltd.	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Net Interest income	372,252	355,290	310,072	4.8%	20.1%
Net provisions for loan losses	(69,639)	(70,447)	(41,517)	-1.1%	67.7%
Non financial income	242,693	228,947	205,774	6.0%	17.9%
Insurance premiums and claims	32,022	44,414	50,146	-27.9%	-36.1%
Operating expenses (1)	(337,625)	(349,159)	(286,320)	-3.3%	17.9%
Operating income (2)	239,703	209,046	238,155	14.7%	0.6%
Core operating income	239,703	209,046	225,218	14.7%	6.4%
Non core operating income (3)	-	-	12,937	-	-100.0%
Translation results	13,185	31,433	1,023	-58.1%	1188.4%
Income taxes	(60,073)	(48,021)	(60,676)	25.1%	-1.0%
Net income	192,814	192,458	178,503	0.2%	8.0%
Minority Interest	3,702	3,277	3,478	12.9%	6.4%
Net income attributed to Credicorp	189,113	189,180	175,025	0.0%	8.0%
Net income/share (US$)	2.37	2.37	2.19	0.0%	8.0%
Total loans	18,094,523	17,442,766	14,677,095	3.7%	23.3%
Deposits and obligations	21,181,704	18,987,734	18,078,816	11.6%	17.2%
Net shareholders' equity	3,493,753	3,375,742	2,800,590	3.5%	24.8%
Net interest margin	5.1%	5.2%	4.9%
Efficiency ratio	40.7%	44.9%	40.1%
Return on average shareholders' equity	22.0%	23.4%	24.7%
PDL ratio	1.66%	1.49%	1.56%
NPL ratio	2.21%	2.03%	2.09%
Coverage of PDLs	188.0%	200.5%	189.5%
Coverage of NPLs	141.0%	146.6%	141.6%
Employees	22,863	22,276	19,908

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

Credicorp – The Sum of Its Parts

Credicorp’s 1Q12 results were once again in line with management’s expectations. The loan growth reported in the whole financial sector is remarkable given the environment, both international (with stubborn uncertainties) and local (continued political noise) and reflects the local and regional economic dynamics that are making the Andean region the world´s new hot spot for business. In this context, the retail business seems to maintain its own very strong dynamic, and the strategies to increase bank-penetration are fueling this growth. These strategies imply lowering the thresholds for granting loans. This constitutes a delicate process to which we are dedicating significant resources and time to carefully monitor the situation and fine-tune our models accordingly. We feel confident about the process and believe it is crucial to a healthy and profitable retail business and will lead to larger margins to sustain the higher provisions required. But the Andean region offers also other highly profitable business expansion opportunities, which we have quickly identified and are in the process of implementing through the announced acquisitions of 2 leading investment banking operations, each a leader in its market. These acquisitions, coupled with our local operations, will allow us to develop a top regional investment banking firm. As such, we are confident that Credicorp is taking the lead in a business that will also contribute to the corporation´s growth story.

In 1Q12, BCP reported net earnings 3.6% above its 4Q11 result- which was its best ever quarterly result in the banking business- posting US$170.6 million in earnings and a contribution to Credicorp of US$166.6 million, which represents a superb 30% increase from last year. This excellent result was attributable to continued robust loan growth of +3.8% that was led primarily by Retail Banking, whose portfolio grew 5.6% for the Q, and is also reflected in the increase of BCP’s NIM on loans, which rose from 7.97% to 8.03%. In this context, NII was up 5.9% QoQ and in conjunction with sustained non financial income and a drop in expenses -which normalized after the year-end peak- resulted in a level of income generation that more than offset the high provisions required for retail expansion. This ultimately led to a very strong improvement in operating income, which was up 18.4%. However, translation gains this Q reflected only a modest revaluation of the currency and together with higher taxes due to higher income; regardless, BCP still reported a very strong bottom line with US$ 170.6 million net earnings. This result reflects a sound 29.2% ROAE, an ROAA of 2.4% and an efficiency ratio of 47.3%.

3

Earnings contribution	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Banco de Crédito BCP(1)	166,602	161,007	127,958	3.5%	30.2%
BCB	5,420	7,966	5,148	-32.0%	5.3%
Edyficar	7,733	7,376	5,834	4.8%	32.6%
Pacifico Grupo Asegurador	4,823	11,945	15,325	-59.6%	-68.5%
Atlantic Security Bank	11,552	9,162	12,991	26.1%	-11.1%
Prima	9,166	8,854	8,091	3.5%	13.3%
Credicorp Ltd. (2)	(2,499)	(1,388)	2,129	80.1%	-217.4%
Others (3)	(532)	(400)	8,531	32.8%	-106.2%
Net income attributable to Credicorp	189,113	189,180	175,025	0.0%	8.0%

(1) Includes Banco de Crédito de Bolivia and Edyficar.

(2) Includes taxes on BCP's and PGA's dividends, and other expenses at the holding company level.

(3) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

BCP Bolivia reported net income of US$ 5.5 million, which indicates a contraction of 32% QoQ. This was due primarily to higher provisions for the portfolio due to a seasonal factor related to festivities held in the country in the early months of the year; an increase in operating expenses (+8.1%) after generic provisions were reclassified as other provisions; and a drop in non-financial income (-7.3%) due to a contraction in gains on foreign exchange transactions, drafts and transfers. BCP Bolivia’s ROAE in 1Q12 was 19.3%, which falls below the 30.4% reported in 4Q11 and the 22.3% posted in 1Q11.

Financiera Edyficar had an excellent result this 1Q12 with NII growing 9.8%, surpassing loan book growth of 7.8% and revealing some margin expansion. Further, this excellent growth was accompanied by a mere 6.6% increase in provisioning requirements, which led to an excellent operating income result that was 32.7% higher QoQ. This more than compensated for lower translation gains and higher taxes, which resulted in a 5% increase in Edyficar’s contribution to US$ 7.7 million. In this context, ROAE was 43.6% this quarter, which is equivalent to an ROAE of 25.7% if we consolidate figures and include goodwill stemming from the acquisition.

At Pacifico Grupo Asegurador (PGA), the 60% lower contribution to Credicorp’s bottom line is directly related to a seasonal increase in P&C claims. The majority of these claims are related to the rainy season and resulted in retained claims of US$ 4.7 million. Additionally, this business line was hit by a single large fire at the warehouse of the Ministry of Education, which accounted for another US$ 5.9 million in retained claims. This unusually large level of claims led to a combined ratio for P&C and Health of 114.4% and a subsequently lower contribution to the group. The life business, though also hit by some important claims, performed well given that financial income offset costs, while the health business reported improved underwriting results and continues to invest in its vertical integration project according to plan. In general, premiums grew 6.2% for the quarter revealing also a 19.2% YoY increase, in line with the high growth rates expected for this business.

Atlantic Security Bank (ASB) reported a 26.1% stronger contribution to Credicorp this 1Q with US$ 11.6 million, continuing its excellent performance of previous Qs. Though this time ASB’s gross income was stable and reflected a decrease in volatility in the international securities markets, the significant increase in net results stems from capital gains on sale of securities; a move to realize some gains given favorable market conditions; and lower provisions (compared to last Q’s provisions for impairments on portfolio). Consequently, ROAE was up to 25.8% from 20.3% in 4Q11.

4

Prima AFP’s net income in 1Q12 was US$ 9.2 million, which is 3.6% higher than the US$ 8.9 million reported in 4Q11. This good earnings growth is attributable to an increase in commissions and a substantive decline in expenses associated with premiums for disability, survivor and burial insurance in our affiliates’ portfolio. In 1Q12, unlike 4Q11, no provisions were set aside for projects to improve operating efficiency. In this context, Prima AFP’s operating income increased 16.7% QoQ. A comparison of net income in 1Q12 with 1Q11’s figure for the same concept reveals growth of 13.3% YoY, which was due to solid expansion in our client base in an environment of sustained economic growth. This success was also achieved through strict control and monitoring of expenses and efforts to enhance operating efficiencies.

Consequently, return on average equity (ROAE) in 1Q12 reached 26.1%, which represents an increase over last quarter’s result (23.2%) and tops the profitability reported in 1Q11 (22.4%). In this scenario, PRIMA maintained its leadership in terms of RAM, collections volume and funds under management.

Credicorp Ltd’s line includes mainly provisions for tax retention on dividends paid to Credicorp and interest on dividends as well as interest on investments in specific Peruvian companies. The increase this quarter is due primarily to a move to set aside more provisions for income tax withholding in anticipation of expected total earnings growth, and lower dividend income in the Q.

The Others account encompasses the holding’s different companies, including Grupo Crédito, which controls the start-up operations such as Tarjeta Naranja.

Overall, the results of the Credicorp group continue to reflect the growth opportunity of the Peruvian market and the company’s ability to capture this growth while maintaining risks well under control, which is the key to sustainable and profitable growth.

5

II. Banco de Crédito del Perú Consolidated

Summary 1Q12

BCP’s results this quarter reveal excellent performance with net income of US$ 170.6 million; a figure that represents a 3.5% increase QoQ that led to solid ROAE and ROAA levels of 29.2% and 2.4%, respectively.

The outstanding evolution of the banking business this Q was primarily attributable to:

i)	A +5.9% increase in net interest income (NII) due to 3.8% and 3.4% growth in total loans and average daily balances, respectively, which was led by Retail Banking; and

ii)	A 4.6% drop in operating expenses, which was attributable mainly to the fact that administrative expenses leveled off after seasonal effects that these registered at the end of the year.

Operating income totaled US$ 214.1 million, which represents growth of 18.4% QoQ and 20.6% YoY. BCP’s excellent income generation this quarter offset the decline in translation gains, which contracted 58.5% due to less appreciation of the Nuevo Sol against the US Dollar 1Q (+1.08%) in comparison to the 2.78% appreciation reported in 4Q11, as well as, an increase in taxes in local accounting due to higher earnings this Q.

The YoY comparison also reveals favorable +30.1% YoY growth in net income due to:

i)	Significant +23.4% YoY growth in NII, which was mainly attributable to 20.7% and 20.8% growth in gross loans and average daily balances, respectively;

ii)	Higher non-financial income (+25%) due to an increase in fees for banking services, gains on foreign exchange transactions and gains on sales of securities; and

iii)	Higher translation gains, which totaled US$ 11.4 million in comparison to the US$ 1.3 million generated in 1Q11, when the exchange rate was relatively stable (the Nuevo Sol only appreciated 0.2% against the US Dollar).

All of the aforementioned helped offset the 67.7% YoY increase in provisions for loan losses as well as the 18.4% increase YoY in operating expenses.

6

Banco de Credito and Subsidiaries	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Net financial income	342,499	323,393	277,515	5.9%	23.4%
Total provisions for loan loasses	(69,842)	(70,490)	(41,654)	-0.9%	67.7%
Non financial income	198,699	197,610	158,919	0.6%	25.0%
Operating expenses (1)	(257,249)	(269,604)	(217,244)	-4.6%	18.4%
Operating income (2)	214,107	180,909	177,536	18.4%	20.6%
Core operating income	214,107	180,909	177,536	18.4%	20.6%
Non core operating income (3)	-	-	-	-	-
Translation results	11,414	27,498	1,250	-58.5%	813.1%
Income taxes	(54,654)	(43,151)	(47,462)	26.7%	15.2%
Net income	170,619	164,782	131,095	3.5%	30.1%
Net income / share (US$)	0.067	0.064	0.051	3.6%	30.0%
Total loans	17,570,093	16,934,911	14,553,244	3.8%	20.7%
Deposits and obligations	19,969,835	17,835,960	17,130,841	12.0%	16.6%
Net shareholders' equity	2,337,052	2,341,409	1,920,109	-0.2%	21.7%
Net financial margin	5.2%	5.3%	4.7%
Efficiency ratio	47.3%	52.2%	47.7%
Return on average equity	29.2%	29.4%	26.8%
PDL ratio	1.70%	1.53%	1.57%
Coverage ratio of PDLs	188.1%	200.8%	189.7%
BIS ratio	15.4%	14.5%	13.7%
Branches	346	342	332
Agentes BCP	5,081	4,674	3,816
ATMs	1,559	1,485	1,219
Employees	18,993	18,616	16,456

(1) Employees' profit sharing is regisered in salaries and employees benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

The excellent evolution of the banking business is reflected in the significant growth of +4.5% QoQ and 21.6% YoY reported in core income, which was led by growth of 5.9% QoQ and 23.4% YoY in NII. Although fee income and net gains on foreign exchange transactions remained at the excellent levels reported last quarter, their YoY evolution reveals solid growth of 16.4% and 25.8%, respectively.

Core income	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Net interest and dividend income	342,499	323,393	277,515	5.9%	23.4%
Fee income, net	141,985	140,896	122,025	0.8%	16.4%
Net gain on foreign exchange transactions	39,330	37,021	31,275	6.2%	25.8%
Core income	523,814	501,310	430,815	4.5%	21.6%

Operating expenses posted a decline of 4.6% QoQ. This was primarily due to the fact that administrative expenses normalized following year-end seasonal effects, which translated into a 15.4% drop QoQ that offset the slight 1% increase in employee salaries and benefits. The 18.4% increase YoY in operating expenses is in line with growth in the Retail Banking, which reflects, in part, an increase in the number of employees and reveals the impact of the Nuevo Sol appreciation (5.3% appreciation of the Nuevo Sol YoY ) given that salaries and employee benefits are denominated in local currency.

The aforementioned led to an efficiency ratio of 47.3%, which fell below the 52.2% reported in 4Q11 and was slightly lower than 1Q11’s result of 47.7%. This was thanks to efforts in different areas to improve operating efficiency, which have been particularly successful if we consider that over the last year BCP has grown its network of distribution channels considerably (going from 5,367 points of access at the end of 1Q11 to 6,986 at the end of 1Q12) and has increased its staff (from 16,456 to 18, 993 employees).

7

During 1Q12, total assets reported significant growth of 11.1% QoQ and 14.3% YoY mainly as a result of the 44.4% QoQ and 42.9% YoY increase in securities available for sale due to a larger stock of certificates of deposit (CDs) from the Central Bank (BCR) as well as an increase in total loans of 3.6% QoQ and 20.4% YoY. It is important to point out that loan growth was led by dynamism in the Retail Banking business, where average daily balances grew 5.6% QoQ and 33.4% YoY. This quarterly growth is significant if we consider the seasonality in the first quarters of every year when financing from the previous year’s Christmas campaign comes due. The excellent evolution of loans led NIM on loans to increase slightly from 7.97% in 4Q11 to 8.03% in 1Q12, which is significantly higher than the 7.62% reported in 1Q11. A real stronger improvement in NIM on loans was however hidden by higher funding costs that resulted from the larger investments in BCR CD’s as explained further in the next section. This strategy is more evident in the NIM on interest earning assets which fell slightly, going from 5.3% in 4Q11 to 5.2% in 1Q12. Liabilities rose 12.2% QoQ and 13.7% YoY due primarily to growth of 12% QoQ and 16.6% YoY in deposits. Growth in time deposits was particularly noteworthy (+33.7% QoQ and +10.4% YoY) and aimed to capture funds to invest in BCR’s CDs. In the quarterly evolution, the 12.6% increase in due to banks and correspondents was in line with an increase in foreign trade while the YoY analysis reveals significant 14.4% growth in bonds and subordinated debt. The aforementioned led to a slight increase in the funding cost, which went from 2.14% in 4Q11 to 2.18% in 1Q12, which was due primarily to the fact that the share of time deposits- which imply higher costs- in total funding increased (21% at the end of 1Q12 vs. 18% at the end of 4Q11).

In terms of portfolio quality, the past due ratio increased 17 bps to reach 1.70%. This was the result not only of an increase in Retail Banking’s share of total loans following the significant business expansion, but also an effect of our entrance into lower-income segments, which entails higher risk but also offers higher margins, as is evident in the increase in NIM on loans observed throughout 2011. Additionally, it is important to highlight the smaller volume of charge-offs in comparison to 4Q11’s level due delays resulting from a more stringent internal approval process, which also explains a large portion (around 8%) of the QoQ increase in the portfolio quality ratios.

II.1 Interest-earning assets

Interest-earning assets increased 12.1% QoQ and 14.9% YoY, which was reflected primarily in growth in securities available for sales and an increase in current loans.

Interest earning assets	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
BCRP and other banks	5,394,307	4,553,358	6,229,907	18.5%	-13.4%
Interbank funds	3,750	5,786	16,783	-35.2%	-77.7%
Trading securities	90,268	75,611	99,492	19.4%	-9.3%
Securities available for sale	5,020,347	3,476,430	3,512,171	44.4%	42.9%
Current loans	17,270,696	16,676,479	14,324,819	3.6%	20.6%
Total interest earning assets	27,779,368	24,787,664	24,183,172	12.1%	14.9%

In 1Q12, interest-earning assets increased 12.1%. This growth was led by securities available for sale given that BCP has a larger stock of BCR’s CDs (+44.4% QoQ), which helps it optimize liquidity due primarily to the tax benefits that these instruments offer. Our most profitable assets, current loans, grew 3.6% QoQ thanks mainly to the great dynamism of the Retail Banking business.

An analysis of the YoY evolution reveals a decrease in funds in BCRP, inter-bank and trading securities given a move to re-direct holdings to more profitable assets such as loans and investments, which grew 20.6% and 42.9% YoY, respectively.

8

Loan Portfolio

At the end of the first quarter of 2012, BCP reported a total loan balance of US$ 17,570 million, which represented 3.8% growth QoQ and 20.7% YoY. A similar evolution was registered in the average daily balances for each period, which grew 3.4% and 20.8% YoY. This growth was due primarily to Retail Banking’s evolution, which was led by dynamism in the Mortgage (both in local and foreign currency) and Consumer (in local currency).

The figure below shows the evolution of the quarter-and average daily balances for each month. It is evident that the upward trend in average daily balances was constant during the first three months of the year and March was the most dynamic month.

If we analyze the average daily balances by Banking business, significant growth is evident in all of Retail Banking’s segments in both QoQ (+5.6%) and YoY evolution (+33.4%). This result is due to BCP’s intensive strategy to grow its Retail Banking portfolio by entering lower socio-economic segments where we can find the major potential for growth due to low banking penetration. Growth in these segments has also led to an increase in past due ratios, as we will discuss later on. The aforementioned helped increase and subsequently maintain NIM.

Wholesale banking reported a slight increase of 1.5% QoQ and 11.0% YoY in average daily balances in the loan portfolio due to growth in loans in the Corporate and Middle-Market Banking.

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	1Q12	4Q11	1Q11	QoQ	YoY
Wholesale Banking	8,766.3	8,636.0	7,895.5	1.5%	11.0%
- Corporate	5,461.8	5,427.6	5,102.6	0.6%	7.0%
- Middle Market	3,304.6	3,208.3	2,792.9	3.0%	18.3%
Retail Banking	7,350.8	6,963.9	5,510.4	5.6%	33.4%
- SME + Business	2,570.8	2,501.9	1,882.8	2.8%	36.5%
- Mortgages	2,557.7	2,406.3	2,015.3	6.3%	26.9%
- Consumer	1,368.5	1,275.5	1,013.9	7.3%	35.0%
- Credit Cards	853.9	780.2	598.4	9.4%	42.7%
Edyficar	521.2	475.9	367.9	9.5%	41.7%
Others (2)	935.8	913.2	773.1	2.5%	21.0%

Consolidated total loans	17,574.2	16,989.0	14,546.9	3.4%	20.8%
(1) Average daily balance.
(2) Includes Work Out Unit, other banking and BCP Bolivia.
Source: BCP

If we analyze the evolution of loans by currency type, it is evident that the local currency (LC) portfolio reported the highest growth QoQ (+4.1%) while the foreign currency (FC) portfolio reported an increase of 2.5% for the same period. This result was in line with the evolution seen throughout 2011.

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Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	1Q12	4Q11	1Q11	QoQ	YoY	1Q12	4Q11	1Q11	QoQ	YoY
Wholesale Banking	5,386.0	5,507.7	5,287.8	-2.2%	1.9%	6,864.7	6,694.8	6,003.1	2.5%	14.4%
- Corporate	3,339.1	3,518.7	3,588.2	-5.1%	-6.9%	4,216.4	4,126.0	3,818.0	2.2%	10.4%
- Middle Market	2,046.9	1,989.0	1,699.6	2.9%	20.4%	2,648.3	2,568.8	2,185.1	3.1%	21.2%
Retail Banking	12,993.3	12,208.7	9,503.6	6.4%	36.7%	2,518.5	2,460.3	2,096.7	2.4%	20.1%
- SME + Business	4,739.3	4,562.2	3,384.8	3.9%	40.0%	821.2	829.4	667.1	-1.0%	23.1%
- Mortgages	3,266.7	3,064.7	2,559.0	6.6%	27.7%	1,337.7	1,271.6	1,096.1	5.2%	22.0%
- Consumer	2,937.1	2,709.7	2,100.3	8.4%	39.8%	271.5	272.3	259.4	-0.3%	4.6%
- Credit Cards	2,050.2	1,872.1	1,459.5	9.5%	40.5%	88.1	87.0	74.1	1.2%	18.9%
Edyficar	1,366.2	1,254.9	991.1	8.9%	37.8%	11.0	11.3	11.9	-2.8%	-8.0%
Others (2)	132.3	128.9	148.7	2.7%	-11.0%	886.4	865.5	719.7	2.4%	23.2%

Consolidated total loans	19,877.9	19,100.1	15,931.1	4.1%	24.8%	10,280.6	10,031.9	8,831.4	2.5%	16.4%
(1) Average daily balance.
(2) Includes Work Out Unit, other banking and BCP Bolivia.
Source: BCP

The evolution of the LC portfolio was led by Retail Banking, which experienced significant growth in all its segments that was particularly noteworthy in the Consumer and Mortgage segments (growth of 8.4% QoQ and 6.6% QoQ, respectively). The behavior of the Retail Banking portfolio is in line with BCP’s growth strategy and reflects the fact that consumer confidence in the Peruvian economy has been consistently high over the past few years.

Edyficar’s portfolio continues to be concentrated in local currency with significant 8.9% growth QoQ.

Expansion in the FC portfolio is associated with an increase in loans in Wholesale Banking, which reported slight growth of 2.5% QoQ and similar growth in the Middle Market (3.1% QoQ) and Corporate Banking segments (+2.2% QoQ). In terms of the latter segment, the increase in financing for leasing transactions in February and March was particularly noteworthy.

Loan Market Share

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At the end of March, BCP consolidated continued to lead the market with a 30.4% share, which is 9 percentage points higher than its closest competitor.

In March2012, Corporate Banking’s share of loans rebounded significantly, going from 44.3% in December to 45.9% while in Middle-Market Banking a slight increase was observed (from 34.3% to 34.5%). Within Retail Banking, the most significant gains in market share were observed in Consumer (from 21.5% in December to 22.1%) and Credit Card (from 20.6% in December to 21.1%) segments.

Dollarization

The LC portfolio grew QoQ to close 1Q12 at 42.8% (vs. 41.7% at the end of December 2011), which is due to growth in Retail Banking’s LC portfolio. In the YoY evolution, the de-dollarization process is more evident with a share of LC loans that reached 42.8% at the end of 1Q12 vs. 39.5% at the end of 1Q11, which is in line with 33.4% growth in Retail Banking loans.

II. 2 Liabilities

At the end of 1Q12, growth in liabilities was driven primarily by deposits, which increased 12% QoQ led by an increase in time deposits in Wholesale Banking to invest in BCR’s CDs.

Deposits and obligations	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Non-interest bearing deposits	5,500,995	5,106,225	4,747,056	7.7%	15.9%
Demand deposits	1,380,257	1,427,270	1,217,216	-3.3%	13.4%
Saving deposits	5,466,391	5,096,442	4,546,340	7.3%	20.2%
Time deposits	5,880,464	4,396,676	5,324,190	33.7%	10.4%
Severance indemnity deposits (CTS)	1,677,876	1,757,124	1,250,235	-4.5%	34.2%
Interest payable	63,852	52,223	45,804	22.3%	39.4%
Total customer deposits	19,969,835	17,835,960	17,130,841	12.0%	16.6%
Due to banks and correspondents	3,340,586	2,966,524	3,480,231	12.6%	-4.0%
Bonds and subordinated debt	3,104,369	3,114,960	2,714,248	-0.3%	14.4%
Other liabilities	1,209,453	712,924	963,555	69.6%	25.5%
Total liabilities	27,624,243	24,630,367	24,288,875	12.2%	13.7%

The QoQ evolution of total deposits shows 12% growth, which is mainly associated with a significant increase in time deposits (+33.7% QoQ) in Nuevos Soles from Institutional Banking clients that were attracted by higher rates in local currency, to increase our investments in BCR’s CDs. Additionally, non-interest bearing demand deposits also led growth with an increase of +7.7% QoQ that was primarily attributable to the fact that Institutional Banking captured more funds in Nuevo Soles this Q. Savings deposits grew +7.3% QoQ due to profit sharing in 1Q12, which increases deposits in pay-roll accounts (savings accounts).

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If we analyze the evolution of other funding sources, the 12.6% QoQ growth in due to banks and correspondents is particularly noteworthy. This increase was due primarily to new due to banks with JP Morgan and Standard Chartered Bank, which is in line with the need for more financing to sustain growth in BCP’s foreign trade business. Additionally, other liabilities increased 69.6% QoQ, which is associated with dividend payments to BCP’ shareholders, in particular Grupo Crédito and Credicorp Ltd.

The Bank’s funding cost was situated at 2.18% in 1Q12, which represents a 4 bps increase with regard to the figure reported in 4Q11 (2.14%). This was due to significant growth in the volume of time deposits, whose funding cost increased QoQ.

Finally the loan to deposit ratio was situated at 88% at the end of 1Q12, which falls below 4Q11’s result due to strong growth in deposits this quarter.

The YoY evolution shows that deposits grew +16.6%, primarily due to very low cost deposits. In this context, the 65% YoY growth in deposits is due to an increase in demand and savings deposits. Another important aspect of the YoY growth in liabilities is the increase reported in issuances of bonds and subordinated debt over the last 12 months (+14.4% YoY), which are required to set the bases for business growth in coming years. All of the aforementioned has helped sustain loan growth, which expanded 20.7% YoY.

An analysis of YoY variations also reflects a change in the composition of funding toward a less costly structure. In this context, the share of very low cost deposits (demand and savings) within total funding increased from 43% in March 2011 to 45% in March 2012. At the end of 1Q12, due to banks and correspondents represented 12% of funding, which indicates a decline of 2 percentage points with regard to the figure registered at the end of 1Q11.

Market share of Deposits

At the end of 1Q12, BCP continued to lead the market for deposits with a share of 32.5%, which reflects an increase of 84 bps with regard to the previous quarter’s figure (31.6%). With this result, BCP outpaces its closest competitor by 11.2 percentage points and continues to hold a solid lead in both LC and FC products. Additionally, it is important to note the bank’s significant increase in its market share of time deposits in FC (from 24.1% in December to 26.9% in March) and in LC (from 23.4% in December to 25.2% in March).

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Market share by type of deposit and currency

	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	37.2%	37.8%	25.2%	40.2%
FC	44.5%	39.2%	26.9%	55.2%
LC: Local Currency
FC: Foreign Currency

Deposit dollarization

The deposit de-dollarization process followed lines similar to those seen in the first quarter of 2012, and was reinforced by the LD time deposits raised to invest in BCR’s CDs, hence, LC deposits accounted for 52.4% of total deposits. Furthermore, the continuous appreciation of the Nuevo Sol (1.08% appreciation in 1Q12) has also impacted the process. If we observe the YoY evolution it is clearer the de-dollarization effect with FC deposits representing 51.4% of total deposits at the beginning of 2011.

Mutual funds

Customer funds	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Mutual funds in Perú	2,270,213	2,131,048	2,412,336	6.5%	-5.9%
Mutual funds in Bolivia	94,370	79,665	90,129	18.5%	4.7%
Total customer funds	2,364,584	2,210,713	2,502,465	7.0%	-5.5%

Mutual funds in Peru grew 6.5% QoQ due to the market’s positive evolution, which allowed Credifondo to maintain its leadership position with a market share of 42.4% in funds under management and 29.4% in the number of participants. Bolivia posted a significant increase of 18.5% QoQ following a move to restructure the investment portfolio and reduce management fees, which attracted new business. In line with the volatility experienced in 2011, associated with the uncertainty about the recovery of world economy and the presidential elections, the assets managed in Peru fell 5.9% YoY. In overall terms, BCP’s mutual funds reported 7.0% growth QoQ.

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II.3 Net Interest Income

NII grew 5.9% QoQ and 23.4% YoY. This was attributable to a significant increase in interest income due primarily to growth in the Retail Banking portfolio, which completely offset the increase in interest expenses. In this scenario, NIM maintained its solid level of 5.2%. .

Net interest income	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Interest income	487,649	462,115	397,531	5.5%	22.7%
Interest on loans	431,162	416,453	342,015	3.5%	26.1%
Interest and dividends on investments	6,392	65	5,401	9733.8%	18.3%
Interest on deposits with banks	8,619	6,644	23,713	29.7%	-63.7%
Interest on trading securities	39,006	32,805	20,436	18.9%	90.9%
Other interest income	2,470	6,148	5,966	-59.8%	-58.6%
Interest expense	145,150	138,722	120,016	4.6%	20.9%
Interest on deposits	56,643	50,403	42,871	12.4%	32.1%
Interest on borrowed funds	28,115	29,144	34,218	-3.5%	-17.8%
Interest on bonds and subordinated note	50,077	49,760	34,489	0.6%	45.2%
Other interest expense	10,315	9,415	8,438	9.6%	22.2%
Net interest income	342,499	323,393	277,515	5.9%	23.4%
Average interest earning assets	26,283,516	24,347,381	23,823,776	8.0%	10.3%
Net interest margin*	5.2%	5.3%	4.7%
*Annualized.

NII increased 5.9% QoQ, which was due primarily to:

i)	3.5% growth QoQ in interest on loans; this is in line with 3.4% growth in average daily loan balances, which was led by Retail Banking’s strategy to enter lower-income segments that offer higher margins;

ii)	An asset management strategy that focused on prioritizing the most profit assets such as loans and investments (larger stock of BCR’s CDs); and

iii)	Dividend income on investments which is usually paid out in the first quarter of the year, in particular the dividends from BCI Chile.

The aforementioned offset the increase in interest income (+4.6% QoQ). This was due primarily to an increase in interest on deposits, which is in line with the significant growth seen in this funding source.

In a context in which the average of interest earning assets increased significantly (+8% QoQ), as a result of higher investments (BCR’s CDs) whose tax-shield benefit is not reflected in NIM, this indicator fell slightly this quarter from 5.3% at the end of 4Q11 to 5.2% at the close of 1Q12. Nevertheless, an analysis of NIM on loans reveals an excellent level of 8.03%, which is slightly higher than the 7.97% reported last quarter due to growth in the Retail Banking portfolio, though the real NIM on loans is higher since this indicator includes the higher cost of funds associated to time deposits that were raised to invest in BCR’s CDs.

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II.4 Past Due Loan Portfolio and Provisions for Loan Losses

Net provisions remained at levels similar to those seen the previous quarter. This was in line with portfolio growth, which was led by Retail Banking. In terms of portfolio quality the past due loan ratio (PDL) increased 17 bps as a result of the Bank’s strategy to enter lower-income segments, which in turn led to an increase in NIM, and as an effect of lower volume of charge-offs.

Provision for loan losses	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Provisions	(80,589)	(81,820)	(50,607)	-1.5%	59.2%
Loan loss recoveries	10,747	11,331	8,953	-5.2%	20.0%
Net provisions, for loan losses	(69,842)	(70,489)	(41,654)	-0.9%	67.7%
Annualized net provisions / Total loans*	1.6%	1.7%	1.1%	-	-
Net Provisions / Net Interest Income	20.4%	21.8%	15.0%	-	-
Total loans	17,570,093	16,934,911	14,553,244	3.8%	20.7%
Reserve for loan losses (RLL)	563,233	518,882	433,311	8.5%	30.0%
Charge-Off amount	35,108	49,936	29,042	-29.7%	20.9%
Past due loans (PDL)	299,397	258,432	228,425	15.9%	31.1%
Non-performing loans (NPLs)	399,339	353,757	306,104	12.9%	30.5%
PDL ratio at 90 days	1.16%	1.09%	1.09%
PDL ratio	1.70%	1.53%	1.57%
NPL ratio	2.27%	2.09%	2.10%
Coverage of PDLs	188.1%	200.8%	189.7%
Coverage of NPLs	141.0%	146.7%	141.6%

Net provisions for loan losses in 1Q12 totaled US$ 69.8 million. This result was similar to that reported in 4Q11 (-0.9% QoQ), which was in line with loan growth, and an increase in the PDL portfolio. The latter was due to efforts to penetrate lower-income segments, where delinquency levels are expected to be higher and Retail Banking has its largest potential for growth. Net provisions in 1Q12 represent 20.4% of NII, which is comparable to last quarter’s level. In annualized terms, net provisions are equivalent to 1.6% of total loans, which was similar to the 1.7% posted in 4Q11 and reflects the provisions set aside at the end of last year.

Charge offs in 1Q12 totaled US$ 35.1 million, which falls below the 29.7% reported in the previous quarter (US$ 49.9 million) following a delay in the internal approval process. This lower level explains approximately 8 bps of the increase in the total PDL ratio and the PDL ratio at 90 days.

The stock of provisions at the end of 1Q12 reported an increase of +8.5% QoQ and was situated at US$ 563.2 million (vs. US$ 518.9 million at the end of 4Q11). In this context, the bank registered an ample coverage level for PDL and non-performing loans (NPL) portfolios with ratios of 188.1% and 141.0%, respectively.

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Portfolio quality remains at healthy levels with a PDL ratio of 1.70%, which is 17 bps higher than the 1.53% reported in 4Q11. This increase is due primarily to:

i)	Noteworthy growth in Retail Banking (primarily in Mortgage, Consumer loans and Credit Cards in 1Q12) that generated an increase in this portfolio’s share of BCP’s total loans, which went from representing 46.6% in December 2011 to accounting for 47.8% at the end of March (+120 bps in only 3 months);

ii)	The increase in the delinquency ratio in SMEs and Credit Cards and to a lesser extent in the Consumer segment, that was in turn due to the efforts to enter lower-income segments with an associated higher risk and higher expected delinquency ratios, which is in line with higher margins;

iii)	Some seasonal effects after the year-end campaign; and

iv)	The lower charge-off amount.

In this context the 90-day PDL ratio was situated at 1.16% at the end of 1Q12, which tops 4Q11’s figure (1.09%). Given seasonal effects every 1Q, it is important to review YoY evolution, which reveals that the 1Q12 ratio is slightly higher than 1Q11’s figure (1.11%). Along the same lines, the NPL ratio (which also includes restructured and refinanced loans) reached 2.27%, which represents an increase vis a vis the 2.09% reported in 4Q11 and the 2.10% registered in 1Q11.

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II.5 Non-Financial Income

Non-financial income totaled US$ 198.7 million. This solid level was similar to 4Q11’s and represented a significant increase of 25% YoY that was led by fee income and net gains on foreign exchange transactions- which constitute the business’s main income sources- and were reinforced by an increase in gains on sales of securities.

Non financial income	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Fee income	141,985	140,896	122,025	0.8%	16.4%
Net gain on foreign exchange transactions	39,330	37,021	31,275	6.2%	25.8%
Net gain on sales of securities	13,647	13,066	(2,635)	4.4%	617.9%
Other income	3,737	6,627	8,254	-43.6%	-54.7%
Total non financial income	198,699	197,610	158,919	0.6%	25.0%

Non-financial income remained at levels similar to those seen the previous quarter, which reported a significant increase that is typical at year-end. The YoY evolution reveals the significant increase in fee income as a result of strong growth in Retail Banking business, but also due to higher fee income from cash management products and services, investment banking and assets under management.

The YoY evolution in fee income shows a 16.4%increase with notable growth of 22.1% in Miscellaneous Accounts (primarily credit cards and savings accounts), +10.6% in Others, and +27.4% in Payments and Collections. Within the Others item, commissions for Commercial Loans, SME Loans and Corporate Finance were particularly noteworthy.

Gains on foreign exchange transactions increased 6.2% QoQ, which helped offset a drop in Other Income (-43.6% QoQ). It is important to mention that in 4Q11, “Other Income” reported extraordinary income due to an indemnity payment on a previous claim.

Banking Fee Income	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Miscellaneous accounts*	39,122	39,102	32,038	0.1%	22.1%
Off-balance sheet	9,549	8,503	8,767	12.3%	8.9%
Payments and collections	20,191	19,694	15,853	2.5%	27.4%
Drafts and transfers	8,254	8,501	7,555	-2.9%	9.3%
Credit cards	18,177	18,071	15,593	0.6%	16.6%
Others	46,691	47,025	42,219	-0.7%	10.6%
Total Fee Income	141,985	140,896	122,025	0.8%	16.4%
* Saving accounts, current accounts and debit card.

Distribution channels and Transactions

The number of transactions registered little change from 4Q11’s result (-0.7% QoQ, which was affected by seasonal factors seen in the last quarter of every year). Nevertheless, the YoY evolution reveals a +22.2% increase that was led by Agentes BCP (+61.4%), ATMs (+25.1%) and Internet Banking ViaBCP (+12.5%), which are cost-efficient channels. It is important to note high growth rates (QoQ and YoY) in Telephone Banking and Mobile Banking, where BCP continues to roll out its entry strategy given that both channels are highly effective in increasing banking penetration.

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	Monthly average in each quarter						Change %
N° of Transactions per channel	1Q12%		4Q11%		1Q11%		QoQ	YoY
Teller	9,839,050	14.8%	9,792,521	14.6%	9,264,846	17.0%	0.5%	6.2%
ATMs Via BCP	12,083,365	18.2%	12,299,099	18.4%	9,655,771	17.8%	-1.8%	25.1%
Balance Inquiries	3,580,719	5.4%	3,805,341	5.7%	3,117,178	5.7%	-5.9%	14.9%
Telephone Banking	2,389,736	3.6%	2,163,687	3.2%	1,747,575	3.2%	10.4%	36.7%
Internet Banking Via BCP	14,084,566	21.2%	14,128,630	21.1%	12,522,553	23.0%	-0.3%	12.5%
Agente BCP	11,306,748	17.0%	10,966,961	16.4%	7,005,377	12.9%	3.1%	61.4%
Telecrédito	5,891,423	8.9%	6,309,965	9.4%	5,072,605	9.3%	-6.6%	16.1%
Mobile banking	800,407	1.2%	756,745	1.1%	479,752	0.9%	5.8%	66.8%
Direct Debit	512,093	0.8%	481,233	0.7%	411,485	0.8%	6.4%	24.5%
Points of Sale P.O.S.	5,618,654	8.5%	5,794,072	8.7%	4,734,844	8.7%	-3.0%	18.7%
Other ATMs network	321,770	0.5%	374,615	0.6%	346,595	0.6%	-14.1%	-7.2%
Total transactions	66,428,532	100.0%	66,872,870	100.0%	54,358,582	100.0%	-0.7%	22.2%

Source: BCP

BCP’s network of distribution channels (only in Peru) continues to grow and reached a total of 6,986 points of access in 1Q12. This represents a +7.5% increase QoQ and 30.2% YoY. This growth continues to be led by Agentes BCP. The YoY analysis reveals strong growth in the network of distribution channels, which was led by Agentes BCP and ATMs and to a certain extent by efforts to open 14 new offices.

	Balance as of			Change %
	1Q12	4Q11	1Q11	QoQ	YoY
Branches	346	342	332	1.2%	4.2%
ATMs	1,559	1,485	1,219	5.0%	27.9%
Agentes BCP	5,081	4,674	3,816	8.7%	33.1%
Total	6,986	6,501	5,367	7.5%	30.2%

Source: BCP

II.6 Operating Expenses and Efficiency

At the end of 1Q12, the efficiency ratio was 47.3%. This represents a decline with regard to the 52.2% reported in 4Q11 and is even lower than 1Q11’s figure of 47.7% despite significant YoY business growth, which has a direct impact on expenses as a result of the increase in number of employees and distribution channels.

Operating expenses	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Salaries and employees benefits	139,042	137,715	113,907	1.0%	22.1%
Administrative, general and tax expenses	85,255	100,721	72,621	-15.4%	17.4%
Depreciation and amortizacion	23,653	23,411	18,870	1.0%	25.3%
Other expenses	9,299	7,757	11,846	19.9%	-21.5%
Total operating expenses	257,249	269,604	217,244	-4.6%	18.4%
Efficiency ratio	47.3%	52.2%	47.7%
Source: BCP

Operating expenses declined -4.6% QoQ due primarily to a drop in administrative expenses (-15.4%), which were particularly high in 4Q11 due to seasonality at year-end. This considerably offset the slight increase in salaries and employee benefits, which led to a significant decline in the efficiency ratio.

The YoY evolution indicates an 18.4% increase in operating expenses that was led by an increase in salaries and employee benefits (+22.1%) due to an increase in expenses for personnel to cover business expansion in Retail Banking in particular. This increase is reflected in a larger number of employees (16,456 to 18,993) and is in line with loan growth, which has an impact on variable compensation. Additionally, salaries, which are paid in local currency, were affected by a 5.3% appreciation in the Nuevo Sol against the US Dollar. Administrative expenses grew 17.4% YoY due primarily to higher expenses for Marketing (+44.3%), which is part of the Bank’s strategy to focus on growing Retail Banking businesses. The main expenses for Marketing include: advertising and publicity, the LAN Pass program and the “Cuenta Premio”, “Crédito Efectivo” and “Primer Agente” campaigns.

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Nevertheless, it is important to note the Bank’s excellent income generation allowed it to post a slight improvement in its efficiency ratio in 1Q12 vis a vis 1Q11’s (47.3% vs. 47.7%, respectively), which is highly satisfactory considering the aforementioned growth in personnel and distribution channels.

The table below provides details on the administrative expenses and their respective quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	1Q12%		4Q11%		1Q11%		QoQ	YoY
Marketing	12,695	14.9%	18,867	18.7%	8,800	12.1%	-32.7%	44.3%
Systems	10,114	11.9%	11,003	10.9%	9,352	12.9%	-8.1%	8.2%
Transport	6,702	7.9%	8,681	8.6%	6,494	8.9%	-22.8%	3.2%
Maintenance	3,147	3.7%	4,302	4.3%	2,540	3.5%	-26.8%	23.9%
Communications	4,197	4.9%	5,125	5.1%	4,753	6.5%	-18.1%	-11.7%
Consulting	4,279	5.0%	7,476	7.4%	3,784	5.2%	-42.8%	13.1%
Others	26,269	30.8%	26,206	26.0%	19,658	27.1%	0.2%	33.6%
Taxes and contributions	8,967	10.5%	8,072	8.0%	8,356	11.5%	11.1%	7.3%
Other subsidiaries and eliminations, net	8,892	10.4%	10,989	10.9%	8,883	12.2%	-19.1%	0.1%
Total Administrative Expenses	85,255	100.0%	100,721	100.0%	72,621	100.0%	-15.4%	17.4%
Source: BCP

II. 7 Net Shareholder’s Equity and Regulatory Capital

BCP’s profitability and solid net shareholders’ equity were highly satisfactory at the end of 1Q12. ROAE remained at the high level reported in 4Q11 with 29.2% and the BIS ratio reached a comfortable level of 15.4%, which tops last quarter’s 14.5%.

Shareholders' equity	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Capital stock	1,019,491	783,213	783,213	30.2%	30.2%
Reserves	711,685	628,987	628,987	13.1%	13.1%
Unrealized gains and losses	160,283	114,760	140,283	39.7%	14.3%
Retained earnings	274,974	236,738	236,531	16.2%	16.3%
Income for the year	170,619	577,711	131,095	-70.5%	30.1%
Net shareholders' equity	2,337,052	2,341,409	1,920,109	-0.2%	21.7%
Return on average equity (ROAE)	29.2%	29.4%	26.8%

Return on equity was 29.2% in 1Q12, which is similar to the level reported in 4Q11 and is attributable to the excellent results achieved this quarter. Net shareholders’ equity remained relatively stable QoQ (-0.2%) but experienced a change in composition due primarily to capitalization of earnings from 2011 made in 1Q12, which reflects a 30.2% increase QoQ in the bank’s capital stock. A YoY analysis indicates that although net shareholders’ equity increased 21.7%, ROAE rose in 1Q12 (vs. 26.8% in 1Q11) due to strong earnings generation this quarter compared to 1Q11’s results (+30.1% YoY).

In terms of capitalization, BCP reported BIS ratio of 15.4% at the end of 1Q12, which tops the result reported at the end of 4Q11 (14.5%). This result was due primarily to an increase in regulatory capital, which grew considerably in 1Q12 (+11.7% QoQ) due to the aforementioned capitalization of earnings.

Although at a slower pace than regulatory capital, risk-weighted assets (RWA) grew 5.8% QoQ. This was primarily due to an increase in the RWA associated with loan risk (+6.5%); and loan growth (+3.8% QoQ).

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Regulatory Capital and Capital Adequacy Ratios	As of			Change %
US$ (000)	Mar 12	Dec 11	Mar 11	Mar 12 / Dec 11	Mar 12 / Mar 11
Capital Stock	1,195,312	948,716	912,175	26.0%	31.0%
Legal and other capital reserves	834,112	743,332	714,701	12.2%	16.7%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	226,170	212,497	185,781	6.4%	21.7%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated debt	751,053	763,293	428,481	-1.6%	75.3%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(226,254)	(201,357)	(248,460)	12.4%	-8.9%
Goodwill	(45,775)	(45,283)	(43,539)	1.1%	5.1%
Total Regulatory Capital	2,984,617	2,671,198	2,199,138	11.7%	35.7%

Tier 1 (2)	2,243,222	1,906,509	1,786,027	17.7%	25.6%
Tier 2 (3) + Tier 3 (4)	741,395	764,689	413,111	-3.0%	79.5%

Total risk-weighted assets	19,445,206	18,382,429	16,029,049	5.8%	21.3%
Market risk-weighted assets (5)	532,548	602,351	580,852	-11.6%	-8.3%
Credit risk-weighted assets	18,058,635	16,960,579	14,845,257	6.5%	21.6%
Operational risk-weighted assets	854,023	819,499	602,940	4.2%	41.6%

Market risk capital requirement (5)	53,255	60,235	56,923	-11.6%	-6.4%
Credit risk capital requirement	1,805,864	1,696,058	1,454,835	6.5%	24.1%
Operational risk capital requirement	85,402	81,950	59,088	4.2%	44.5%

Capital ratios
BIS ratio (6)	15.35%	14.53%	13.72%
Risk-weighted assets (7) / Regulatory Capital	6.52	6.88	7.29

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit in subsidiaries - Goodwill - (0.5 x Inverstment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized gains - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries)

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(7) Since July 2009 and until June 2011, Risk-weighted assets = Credit risk-weighted assets * 0.96 + Capital requirement to cover market risk * 10.5 + Capital requirement to cover operational risk * 10.5.

Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10.

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III. Banco de Crédito de Bolivia

Results

In 1Q12, BCP Bolivia reported net income of US$ 5.5 million, which indicates a contraction of 32.0% QoQ. This was due primarily to:

i)	Higher expenses to set aside provisions for the portfolio (+100.0%) due to a need for more specific and generic provisions. This increase reflects a seasonal factor, related to festivities held in the country in the early months of the year.

ii)	An increase in operating expenses (+8.1%) after generic provisions were reclassified as other provisions; and

iii)	A drop in non-financial income (-7.3%) due to a contraction in gains on foreign exchange transactions, drafts and transfers.

Net income grew 5.3% YoY due to a 55.4% increase in interest income, which was in turn driven by loan growth (+25.2%).

BCP Bolivia’s prudent strategy to manage loan risk allowed it to report a past due ratio of 1.48% en el 1T12 (1.17% in 4Q11 and 1.71% in 1Q11) and a coverage ratio of 258.1% (314.0% in 4Q11 and 242.8% in 1Q11). Despite the increase in the past due ratio this quarter, this was due to a limited number of cases. In the Wholesale Banking the deterioration can be attributed to one client while in Retail Banking the increase in the past due ratio was focus on the Consumer segment (borrowers classified as “Normal” in the region East) and to a lesser extent on the Mortgage segment (six specific cases). Notwithstanding, this indicator will continue to be low in comparison to the Bolivian banking system’s average, which reported a past due ratio of 1.7% and a coverage ratio of 278.9% in 1Q12. BCP Bolivia’s ROAE in 1Q12 was 19.3%, which falls below the 30.4% reported in 4Q11 and the 22.3% posted in 1Q11.

Assets and Liabilities

BCP Bolivia reported total loans for US$ 767.4 million at the end of March 2012. This represented a 0.6% increase in terms of the US$ 762.9 million reported in December 2011 and was 25.2% higher than the level posted in March 2011. Loan growth in the first quarter of the year was due to dynamism in the Retail Banking portfolio (which represents 54.3% of BCP Bolivia’s total portfolio), which grew +2.6% QoQ and +19.9% YoY. The segments that grew the most were the Mortgage segment (+2.5% QoQ and 15.4% YoY) and the SME segment (+6.6% QoQ and 22.4% YoY).

The Wholesale Banking portfolio, which represents 43.3% of the total portfolio, contracted 2.3% QoQ. This drawback was attributable to the aforementioned seasonal deceleration effect appreciated in the Bolivian economy in the first quarter, which affects the dynamism of this Banking division’s loans. Nevertheless, the Wholesale Banking portfolio registered growth of 34.2% YoY.

In terms of liabilities, BCP Bolivia’s deposits grew 4.3% QoQ, which was partially due to an 8.5% and 6.0% increase in time deposits and savings accounts respectively; the 7.1% increase reported YoY was attributable to 16.0% and 13.3% growth in time deposits and savings accounts respectively.

Net shareholders’ equity increased 6.2% QoQ and 25.3% YoY due to higher earnings this period and moves to reinvest earnings from 2011.

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Finally, BCP Bolivia maintained a solid market share of 11.2% of current loans and 11.7% of total deposits in 1Q12, which situates the bank in third place in terms of loans (we are gaining a growing lead on the bank that holds the fourth position)and fourth with regard to financial system deposits.

Banco de Crédito de Bolivia	Quarter			Change %
US$ millions	1Q12	4Q11	1Q11	QoQ	YoY
Net interest income	13.4	12.5	8.6	6.9%	55.4%
Net provisions for loan losses	-1.5	0.0	-1.4	100.0%	11.5%
Non financial income	7.8	8.4	8.8	-7.3%	-11.6%
Operating expenses	-12.7	-11.8	-11.9	8.1%	6.9%
Translation result	0.0	0.1	0.4	-88.5%	-97.5%
Income tax	-1.3	-1.1	0.7	25.1%	281.6%
Net Income	5.5	8.2	5.3	-32.0%	5.3%
Total loans	767.4	762.9	612.9	0.6%	25.2%
Past due loans	11.3	8.9	10.4	26.9%	8.0%
Net provisions for possible loan losses	-27.7	-26.9	-24.5	3.3%	13.4%
Total investments	308.3	205.8	276.2	49.8%	11.6%
Total assets	1,253.1	1,195.5	1,160.6	4.8%	8.0%
Total deposits	1,100.7	1,055.5	1,027.6	4.3%	7.1%
Net shareholders' equity	118.5	111.6	94.6	6.2%	25.3%
PDL ratio	1.48%	1.17%	1.71%
Coverage of PDLs	258.1%	314.0%	242.8%
ROAE (1)	19.3%	30.4%	22.3%
Branches	41	42	65
Agentes	30	33	33
ATMs	190	196	186
Employees	1,352	1,343	1,390

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IV. Financiera Edyficar

Edyficar	Quarter			Change %
US$ 000	1Q12	4Q11	1Q11	QoQ	YoY
Net financial income	33,782	30,767	25,634	9.8%	31.8%
Total provisions for loan loasses	(5,280)	(4,951)	(2,462)	6.6%	114.5%
Non financial income	223	537	187	-58.5%	19.6%
Operating expenses	(19,291)	(19,245)	(14,666)	0.2%	31.5%
Operating Income	9,434	7,108	8,694	32.7%	8.5%
Translation results	1,641	3,048	62	-46.2%	2530.2%
Income taxes	(3,136)	(2,584)	(2,768)	21.3%	13.3%
Net income	7,938	7,572	5,988	4.8%	32.6%
Contribution to BCP	7,922	7,556	5,976	4.8%	32.6%
Total loans	546,097	506,796	381,558	7.8%	43.1%
Past due loans	21,975	20,445	15,339	7.5%	43.3%
Net provisions for possible loan losses	(38,269)	(35,484)	(26,709)	7.8%	43.3%
Total assets	922,821	590,991	458,730	56.1%	101.2%
Deposits and obligations	415,950	226,285	140,248	83.8%	196.6%
Net shareholders' equity	69,787	75,790	55,522	-7.9%	25.7%
PDL / Total loans	4.02%	4.03%	4.02%
Coverage ratio of PDLs	174.1%	173.6%	174.1%
Return on average equity *	25.7%	24.7%	22.9%
Branches	128	123	101
Employees	2,794	2,359	1,714
* Net shareholders' equity includes US$ 50.7 millions from goodwill.

Results 1Q12

Edyficar reported net income of US$ 7.9 million in 1Q12, which represented an increase of 4.8% QoQ. This result was attributable primarily to significant growth in NII (+9.8%), which helped offset lower gains on translation (-46.2%) and higher provisions for income tax (+21.3%). The improvement seen in interest income is in line with loan growth (+7.8%). This was driven by the back-to-school campaign at the beginning of this year, which represents one of the most important sales’ periods in the microfinance sector.

A YoY comparison indicates that net income grew 32.6% due to an increase in NII (+31.8%) and gains on translation, both of which absorbed the increase in operating expenses (+31.5%) and provisions (+114.5%).

Assets and liabilities

Edyficar’s asset and liability strategy focused on growing the investment portfolio (mainly in BCRP CDs) given that: i) expectations of a downward trend in interest rates prevailed throughout 2011 and ii) these instruments generate a tax benefit. In this way, we fulfilled our objective to maximize the profitability of the surplus liquidity generated from capturing institutional funds from AFPs, mutual funds and insurance companies.

Loans grew 7.8% QoQ to top US$ 546 million this Q, which represented growth of 43.1% YoY. The past due portfolio registered an increase of 7.5% QoQ and 43.3% YoY, which was in line with loan growth. In this context, the past due ratio remained stable at 4.02%, which is proof that Edyficar continues to manage risks and commercial operations adequately. In parallel, the coverage ratio for past due loans was situated at 174.1% at the end of 1Q12.

Net shareholders’ equity fell 7.9% in 1Q12, which is due to the fact that Edyficar paid out dividends for US$ 13.9 million. Our ROAE, including Goodwill, increased to 25.7%. This same measurement of shareholder’s profitability, but excluding Goodwill, was 43.6%.

Edyficar continues to contribute to BCP’s objectives, in terms of loans, earnings generation and expanding the penetration capacity of the micro lending system.

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V. Pacifico Grupo Asegurador (PGA)

Pacifico Grupo Asegurador, which is composed of property and casualty insurance (PPS), life insurance (PV) and health insurance (EPS), reported net income before minority interest of US$ 4.9 million in 1Q12, which represents a 58.4% decline with regard to the US$ 11.8 million posted in 4Q11. This result reflects seasonality in certain lines, which includes the rainy season experienced in the first few months of every year (rains, floods, landslides, mud slides, etc.) and a severe claim for US$ 5.9 million (the fire in the Ministry of Education’s main warehouse), almost equivalent to the whole loss registered in PPS (US$ -6.6 million). The aforementioned led this quarter’s underwriting result to drop.

The Underwriting Result in 1Q12 fell 90.9% QoQ, which was primarily attributable to the decline posted for the Property and Casualty business (PPS), whose underwriting result contracted due to an increase in claims (US$ +14.9 million)and net paid commissions (+US$ 3.2 million). The Life Insurance line also registered a drop in its underwriting result due to growth in claims (+US$ 8.6 million) and an increase in commissions and underwriting expenses (which are directly related to sales of policies) for +US$ 5.3 million, which were, nonetheless, more than offset by the financial income that is an integral part of the life insurance business.

In this context, financial income rose from US$ 25.9 million in 4Q11 to US$ 35.2 million in 1Q12 (+36.1% QoQ), due primarily to better results in the Life (PV) line (+US$ 8.9 million).

Operating expenses in 1Q12 fell 3% QoQ primarily in Life business (-34.1%).

Additionally, the translation result fell from gains of US$ 3.9 million in 4Q11 to US$ 1.8 million this quarter.

In this context, the contribution to Credicorp was US$ 4.8 million in 1Q12, which represents a 59.6% decrease with regard to the figure posted in 4Q11 (US$ 11.9 million).

Period	Net earnings (1)				Adjustment for	Total Contribution
US$ thousand	PPS	PV	EPS (2)	PGA	consolidation	to BAP
1Q11	4,798	8,924	1,929	15,651	(326)	15,325
2Q11	3,333	21,012	1,431	25,776	(719)	25,057
3Q11	731	11,665	1,206	13,601	(315)	13,286
4Q11	5,354	8,408	(1,533)	11,825	120	11,945
1Q12	(6,562)	11,489	(500)	4,922	(98)	4,823
QoQ	-223%	37%	-67%	-58%	n.a.	-60%
YoY	-237%	29%	-126%	-69%	n.a.	-69%

(1) Before including minority interest.

(2) Includes Médica, Doctor +, Clínica San Borja, Análisis Clínicos, Galeno and Oncocare.

Pacifico Seguros (PPS)

Net income in 1Q12 reported a loss of US$ 6.6 million, which contrasts with gains of US$ 5.4 million posted in 4Q11. This was due primarily to a decline in the underwriting result.

The business’s operating result, in terms of the underwriting result, shows a 76.0% decline QoQ that was due primarily to severe claims in the property and casualty line (+US$ 10.6 million). This situation, which will be described later on, coincided with the rainy season in the highlands seen in the first quarter of every year. Additionally, expenses for net commissions increased (+US$ 3.2 million) due to adjustments and regularizations in Earned Commissions from previous periods.

PPS’s net financial income totaled US$ 6.0 million in 1Q12, which represents a 9.4% increase QoQ due to higher income for sales of securities.

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The table below provides details on the property and casualty business’s results:

Underwriting Result by Business Unit

	1Q12				4Q11				1Q11
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	25.0	21.1	17.3	63.4	25.2	19.1	16.3	60.6	22.6	16.3	14.7	53.7
Underwriting results	3.2	4.2	(2.9)	4.5	8.1	1.6	8.9	22.3	6.7	4.3	6.6	16.4
Loss ratio	58.5%	68.7%	106.6%	75.0%	44.8%	79.9%	37.5%	53.9%	45.6%	64.4%	35.8%	45.6%
Underwriting results / net earned premiums	12.7%	20.1%	-16.8%	7.1%	32.1%	8.5%	54.9%	36.8%	29.4%	26.6%	45.3%	30.5%

•	The Auto Insurance line reported an underwriting result of US$ 3.2 million in 1Q12 (-60.8% QoQ). This decline was due to an increase in claims for US$ 14.6 million in 1Q12 (versus US$ 9.8 million in 4Q11), which is attributable to a 14% increase YoY in the average claim cost. Last year’s earthquake in Japan caused supply shortages, which led prices for auto parts, which represent 60% of all repair costs, to rise for Japanese makes (which account for the majority of the motor pool). Additionally, an increase in competitiveness has led the company to adjust its rates downward 5% YoY in some risk and market segments.

•	The Medical Assistance line reported an underwriting result of US$ 4.2 million in 1Q12 (+162.8% QoQ). This result was associated with a +10.3% increase in NEP (net earned premiums), and a drop in claims’ expenses due to a slight decline in the frequency of medical services.

•	The Property and Casualty line (P&C) reported an underwriting result of US$ -2.9 million (-132.7% QoQ). This result is associated with the advent of four severe claims: (i) Fire line: the fire in the Ministry of Education’s main warehouse (US$ 5.9 million in net retention) and damage at the installations and machinery room at the Santa Cruz Hydroelectric Station due to an alluvium (US$ 2.3 million in net retention) (ii) Technical lines: damage due to flooding relative to the Consorcio de Sistema y Riego account, which was generated by an overflow on the Ilabaya River (US$ 1.4 million in net retention) and the fact that the Gera bridge, which is being built by the Constructora IIRSA NORTE, collapsed (US$ 1.0 million in net retention).

These results led PPS to post a combined ratio of 124.0% in 1Q12 (vs. 98.4% in 4Q11), which can be disaggregated in the following way: 75.0 points correspond to expenses for net claims (53.9 in 4Q11); 17.9 points for acquisition costs (15.2 in 4Q11) and 31.1 points for operating expenses (29.3 in 4Q11).

One of the pillars of Pacifico’s strategy since 2006 has been to diversify our risk portfolio by increasing our share of personal lines, which currently account for the majority of our portfolio as well as our premium growth. This has helped significantly reduce the volatility of our results. At the end of 2005, personal risks represented 36% of premiums while at the end of 2011, this number had risen to 55%.

The second pillar has focused on developing direct and alternative distribution channels, which have also been productive: while traditional channels represented 94% of final turnover at the end of 2005, their share of total business is currently 73%. This is due to higher growth in direct and alternative channels (41% in 1Q12 YoY) than traditional channels (12% YoY in 1Q12).

The increase in the loss ratio seen this quarter is attributable to risks that have been adequately evaluated and underwritten and the claims registered are due to circumstances frequently seen at this time of year due to the rainy season reported in the first quarter of every year.

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If we look at the structural performance of the property and casualty business, which should be evaluated over long time horizons that vary between 3 to 5 years, it is evident that although the severity of the cases reported this quarter was higher than expected, the claims frequency is within the seasonal results projected for this type of risk. Our underwriting process is aligned with a disciplined approach that has ensured that our portfolio is diversified and focused on risks that represent lower volatility and severity.

To adequately cover these risks, we rely on a reinsurance contract policy design based on best industry practices for modeling maximum expected losses. This has meant that we have been able to put a mere 1.6% of our equity at risk in the case of a severe claim and no more than 4.2% when facing catastrophes such as natural disasters. We review this structure every year to ensure that we are making the optimum use of capital to cover risks in our client portfolio.

Pacifico Vida (PV)

Pacifico Life posted net income before minority interest of US$ 11.5 million in 1Q12, which represents a 36.6% increase with regard to 4Q11’s result (US$ 8.4 million). This was attributable to: a) an increase in Financial Income and b) lower Operating Expenses.

Net financial income grew 44.1% QoQ; this was primarily due to higher financial income, which was attributable to gains on sales of securities for US$ 9.5 million.

Operating expenses fell 34.1% QoQ. This was mainly due to the fact that the expenses associated with the sales force’s payments were reclassified and transferred from the operating expense account to the net commissions account at the beginning of 2012. The aforementioned led to lower expenses for third party services (-45.9%) and personnel (-38.5% QoQ).

All of the aforementioned helped offset a lower underwriting result and a decrease in translation gains this quarter, which fell US$ 1.8 million QoQ.

The underwriting result in 1Q12 totaled US$ -10.9 million, which falls below the US$ -2.4 million posted in 4Q11 due to an increase in the net commissions following the aforementioned reclassification (+36.7%) and an increase in claims for a total of US$ 8.6 million QoQ, which was primarily attributable to obligatory insurance (US$ 6.9 million).

Pacífico Vida

Products	Total Premiums			Change %
US$ million	1Q12	4Q11	1Q11	QoQ	YoY
Individual life	18.1	17.6	15.7	2.5%	14.9%
Individual annuity	27.5	19.6	30.5	40.7%	-9.7%
Disability & survivor (Pension)	19.5	15.6	13.1	25.4%	49.3%
Credit Life	13.3	12.1	9.7	9.8%	37.0%
Personal accidents	4.6	4.4	3.9	2.8%	16.5%
Group life (Law)	4.2	3.1	3.4	36.1%	23.9%
Group life	3.3	3.1	3.0	6.2%	9.5%
Limited workers compensation	5.5	4.2	4.1	32.9%	35.7%
TOTAL	96.0	79.7	83.4	20.5%	15.1%

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Pacifico Salud EPS

In 1Q12, Pacífico Health reported a loss equivalent to US$ 0.5 million, which is lower than the US$ 1.5 million posted in 4Q11. This improvement was due primarily to an increase in sales and spending control QoQ.

The underwriting result totaled US$ 5.7 million in 1Q12, which tops 4Q11’s result (+42.9%). This result is attributable to an increase in sales (+5% QoQ) but falls below the YoY figure (-17.4%) due to higher claims (+30% YoY) given that the average costs associated with certain types of diagnostics and providers have risen. This trend is natural in the health insurance business, which is affected by a significant medical inflation. For this reason, we constantly adjust rates and prices, which positively influence loss ratios in subsequent months.

The progress we have made in our vertical integration strategy to institute comprehensive health risk management is in line with our plans. In this scenario, the financial results of our medical subsidiaries in the first quarter of the year have generated income close to US$ 20 MM and US$ 1.2 MM in terms of net earnings. Results are expected to continue an upward trend thanks to the fact that we will soon see an increase in our contribution to earnings due to the transactions that we are about to close and the corresponding increases we can expect in current subsidiaries’ income and earnings.

We have been working to improve the quality of our operations and medical services while making investments in infrastructure to optimize our short-term profitability. In coming months, we will continue to develop our network of outpatient service centers. In the first semester, we hope to invest approximately US$ 8 MM in infrastructure to expand our hospital capacity by more than 30%.

At Pacifico Health, we have complemented the existing medical talent with investments in technology and equipment- some of which represent major innovations for Peru- for close to US$ 5 MM in the first semester. In parallel, we have been executing expansion plans that are aligned with our long-term strategy to ensure the growth and profitability of our network.

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VI. Atlantic Security Bank

Atlantic Security Bank (ASB), which is a wholly owned subsidiary of the Atlantic Security Holding Corporation (ASHC), reported net income of US$ 11.6 million in 1Q12. This figure represents a 26.1% increase QoQ that is attributable to an increase in income from sales of securities (+201.7%) and a decrease in provisions (-100%).

In contrast to the high volatility seen in the markets at the end of the second half of 2011, this year has begun with signs of relative stability in the US and European markets while the Latin American market continues to show sustained growth. Interest rates are expected to be stable and relatively low until at least mid-2013. In this context, ASB has managed to maintain the trajectory of its net interest income while taking advantage of market opportunities to maximize returns on productive assets.

At the end of 1Q12, ASB reported stable total earnings of US$ 11.9 million compared to the US$ 12 million in 4Q11 and US$ 11.7 million in 1Q11.

Quarterly Results

ASB	Quarter			Change %
US$ million	1Q12	4Q11	1Q11	QoQ	YoY
Net interest income	9.4	9.3	8.9	0.9%	5.2%
Dividend income	0.2	0.3	0.2	-37.2%	-14.2%
Fees and commissions from services	2.5	2.5	2.6	-2.1%	-5.7%
Net gains on foreign exchange transactions	-0.1	-0.1	-0.1	-24.4%	-111.1%
Total earnings	11.9	12.0	11.7	-0.8%	1.9%
Net Provisions	0.0	-1.1	0.0	-100.0%	0.0%
Net gains from sale of securities	1.8	0.6	3.1	201.7%	-43.1%
Other income	-0.1	0.0	0.0	-138.8%	-359.4%
Operating expenses	-2.1	-2.3	-1.9	-10.5%	10.0%
Net income	11.6	9.2	13.0	26.1%	-11.1%
Net income / share	0.17	0.13	0.19	26.1%	-11.1%
Contribution to Credicorp	11.6	9.2	13.0	26.1%	-11.1%
Total loans	643.1	606.1	508.2	6.1%	26.6%
Total investments available for sale	832.1	811.6	731.5	2.5%	13.8%
Total assets	1,569.5	1,523.5	1,323.9	3.0%	18.6%
Total deposits	1,319.5	1,320.6	1,045.9	-0.1%	26.2%
Net shareholder's equity	169.3	189.2	174.8	-10.5%	-3.2%
Net interest margin	2.6%	2.6%	2.8%
Efficiency ratio	15.1%	18.2%	12.6%
ROAE	25.8%	20.3%	27.4%
PDL / Total loans	0.0%	0.0%	0.0%
Coverage ratio	0.1%	0.1%	0.2%
BIS ratio (1)	14.67%	19.36%	14.43%
(1) Basel II Bis ratio = (Regulatory capital - deductions) / (RWA credit risk + Charge operational risk + Charge market risk).

Total earnings fell slightly (-0.8% QoQ) due to a drop in dividend income from variable income instruments and a decrease in fees and commissions from services (-2.1%), which affected the traditional banking segment in particular. The financial margin increased only marginally (+0.9%), reflecting relatively stable interest income and expenses; and gains on derivative positions that were similar to those reported last quarter. In inter-annual terms, total earnings grew 1.9% due to an improvement in the financial margin (+5.2%).

However, the significant variation in net income (+26.1%) can be explained by: (i) an increase in income from sales of securities as part of the Bank’s strategy to align with market forecasts; and (ii) a drop in provisions (US$ 1.1 million in 4Q11 vs. US$ 0.0 million in 1Q12). In 4Q11, US$ 1.1 million were set aside for provisions, which were allotted almost completely to cover investment impairment. These two components explain the major part of the quarterly result.

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With regard to operating efficiency, ASB reported an efficiency ratio of 15.1% in 1Q12. This represented a decline of 3.1 percentage points with regard to the previous quarter and reflected a decline of 10.5% in operating expenses.

In annualized terms, ROAE reached 25.8% in 1Q12. This result was higher than the 20.3% reported in 4Q11 but lower than the 27.4% registered in 1Q11. The QoQ increase is attributable to an increase in net income due to higher income from sales of securities and lower provisions this term.

Assets and Liabilities

Interest earning assets totaled US$ 1,502 million, as is evident in the table below. The 3% increase QoQ (19.2% YoY) is primarily attributable to growth in the loan and investment portfolios following successful fund capture. ASB is known for the high quality of its investments and the fact that it maintains a healthy loan portfolio; for this reason, these products, and loans in particular, account for the majority of both QoQ and YoY growth.

Interest earning assets*	Quarter			Change %
US$ million	1Q12	4Q11	1Q11	QoQ	YoY
Cash and deposits	67	80	63	-15.4%	6.4%
Loans	643	606	508	6.1%	26.6%
Investments	791	771	688	2.5%	15.0%
Total interest-earning assets	1,502	1,457	1,259	3.0%	19.2%
(*) Excludes investments in equities and mutual funds.

A significant portion of the instruments are investment grade (72%), which reflects the bank’s prudent and sustained policy to concentrate portfolio investment in instruments with a good risk profile.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Client deposits reflect a marginal decline -0.1% QoQ and YoY increase of 26.2%. This is closely related to an increase in assets. The QoQ increase in other liabilities is attributable to mandatory dividend payments to ASHC for US$45 million and US$ 17.6 million for short-term financing for working capital and US$ 4 million in investment purchase commitments at the end of 1Q12. With regard to 1Q11, the main variation is due to a decline in the need for financing.

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Liabilities	Quarter			Change %
US$ million	1Q12	4Q11	1Q11	QoQ	YoY
Deposits	1,320	1,321	1,046	-0.1%	26.2%
Other liabilities	81	14	103	491.1%	-21.8%
Total Liabilities	1,400	1,334	1,149	4.9%	21.9%

Net shareholders’ equity fell 10.5% QoQ and 3.2% YoY, which is attributable to the fact that a percentage of earnings was paid out as dividends.

The BIS ratio at the end of 1Q12 was situated at 14.67%,-which falls below 4Q11’s result (19.36%) - after deducting dividend payments. It is important to note that the minimum ratio demanded by the Bank has held steady at 12%.

Asset administration

Assets under administration include clients’ deposits, investments in funds and financial instrument custody. In 1Q12, these assets reported a market value of US$ 4.98 billion. The two major challenges for the bank have consisted of ensuring client loyalty by offering very low interest and providing an attractive array of investment options. Total AuM increased US$ 464 million (+10.3% QoQ); US$351 million of this amount was attributable to market appreciation while the remaining US$ 113 million was derived from client investments. Finally, the 20.3% increase YoY (US$841 million) can also be attributed primarily to more investment and market appreciation.

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VII. Prima AFP

Prima AFP’s net income in 1Q12 was US$ 9.2 million, which is 3.6% higher than the US$ 8.9 million reported in 4Q11. This good earnings growth is attributable to an increase in commissions and a substantive decline in expenses associated with premiums for disability, survivor and burial insurance in our affiliates’ portfolio. In 1Q12, unlike 4Q11, no provisions were set aside for projects to improve operating efficiency. In this context, Prima AFP’s operating income increase 16.7% QoQ.

A comparison of net income in 1Q12 with 1Q11’s figure for the same concept reveals growth of 13.3% YoY, which was due to solid expansion in our client base in an environment of sustained economic growth. This success was also achieved through strict control and monitoring of expenses and efforts to enhance operating efficiencies.

Quarterly main indicators and market share	PRIMA 1Q12	System 1Q12	Share 1Q12%	PRIMA 4Q11	System 4Q11	Share 4Q11%
Affiliates	1,226,243	5,011,886	24.5%	1,203,363	4,928,298	24.4%
New affiliations (1)	24,055	89,090	27.0%	21,968	79,786	27.5%
Funds under management US$ million	10,615	33,796	31.4%	9,486	30,360	31.2%
Collections US$ million (1)	197	601	32.7%	180	552	32.6%
Voluntary contributions US$ million	96	222	43.2%	86	204	42.2%
RAM US$ million (2)	563	1,741	32.3%	535	1,660	32.2%
Source: Superintendencia de Banca, Seguros y AFP.
(1) Accumulated to the Quarter.
(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Results

With regard to new affiliations, it is important to point out that 89,090 affiliates joined the SPP (Private Pension System) in 1Q12. This indicates an increase of 11.7% QoQ. At Prima AFP, client capture levels remained high and we registered 24,055 new affiliates this quarter, which represented 9.5% growth QoQ.

In 1Q12, Prima AFP maintained the upward trend that began several months back for RAM (monthly insurable remuneration); in this context, RAM increased 5.3% QoQ and was situated at US$ 562.9 million at the end of 1Q12. It is important to mention that Prima AFP’s growth in terms of this indicator tops SPP’s performance, which reported a 4.9% increase. Accordingly, we consolidated our leadership with a market share of 32.3% in terms of RAM, which is the income base for AFPs.

At the end of March 2012, Prima AFP’s portfolio under management totaled US$ 10,615 million, which represented 31.4% of the total volume of funds under management in the SPP. With this result, Prima AFP leads the market for this indicator.

With regard to collections of new contributions, Prima AFP collected US$ 196.6 million in 1Q12, which represented 32.7% of the system’s total. This topped the figure reported in 4Q11 (32.6%).

The aforementioned results prove that Prima AFP continues to grow along with the market and has maintained its position of market leader in terms of RAM, collections volumes and funds under management.

Investments

In the first quarter of the year, the international financial markets reflected less uncertainty in terms of the global economic outlook although concerns lingered regarding various European countries’ fiscal measures. On the local scene, 1Q12 was marked by a significant recovery in stock exchange indicators compared to weak performance in 2011.

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The 12-month profitability (March 2012/March 2011) of Prima AFP’s funds under management posted results of 8.2%, 3.3% and -3.6% for funds 1, 2 and 3, respectively. The value of funds under management totaled US$ 10,615 million at the end of 1Q12, which represents 11.9% growth QoQ and tops the growth of the system’s total funds (+11.3% QoQ).

If we extend the period of evaluation to 5 years (March 2012/ March 2007), Prima AFP’s fund 2, which represents 65.6% of the total portfolio under management, registered nominal annualized yield of 7.7% while SPP’s average yield was 6.9%. It is important to note that in terms of this indicator, Prima AFP’s profitability for fund 2 makes it system leader.

An overview of the figures covering the period extending from the creation of SPP to date (March 2012/March 1994) indicates that the annualized profitability of the AFP’s funds under management was 12.9% in nominal terms and 8.2% in real terms.

The following table shows the structure of Prima AFP’s funds under management at the end of the first quarter of 2012:

Funds under management as of March 2012	Mar 12	Share %	Dec 11	Share %
Fund 1	1,023	9.6%	901	9.5%
Fund 2	6,962	65.6%	6,289	66.3%
Fund 3	2,630	24.8%	2,295	24.2%
Total US$ millon	10,615	100%	9,486	100%
Source: Superintendencia de Banca, Seguros y AFP.

Financial results

Income

Prima AFP’s income from commissions totaled US$ 29.6 million in 1Q12, which represented an increase of 6.3% QoQ and 23.3% YoY. This increase is due to solid expansion in our RAM (our income base) due to growth in the Peruvian economy and a concerted effort to capture new affiliates.

In this context, RAM, which is the aggregate of our affiliates’ salaries, continued an upward trend to post US$ 562.9 million at the end of 1Q12, which is 5.3% higher than the figure reported in 4Q11.

Estimate of base to calculate earnings	PRIMA	System
US$ million	Mar 2012	Mar 2012
Income	9,355.5	0.0%
Administrative fees (1)	1.75%	1.91%
RAM base (2)	563	1,741
PRIMA AFP estimates. In accordance to local public infomation, (SMV).
(1) System administrative fee: simple average.
(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenses

In 1Q12, administrative and sales expenses totaled US$ 12.7 million, which represented a drop of 2.8% QoQ. This decrease is due primarily to a significant decline in 1Q12 in expenses associated with insurance premiums on disability, survivor and burial coverage for affiliates as well as lower charges for administrative personnel. This aforementioned decline helped considerably offset the increase in advertising and marketing expenses. Expenses for depreciation and amortization totaled US$ 2.1 million during the quarter and include charges for amortization of intangible assets (obtained in the framework of the merger with Unión Vida) as well as depreciation and amortization on real estate, equipment and systems.

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In this context, operating income in 1Q12 totaled US$ 14.8 million, which represented an increase of 16.7% QoQ. After deducting other income and expenses and income tax provisions (which unlike the scenario in 4Q11, do not include reversals for previous periods), net earnings totaled US$ 9.2 million representing a 3.6% increase QoQ.

Return on average equity (ROAE) in 1Q12 reached 26.1%, which represents an increase over last quarter’s result (23.2%) and tops the profitability reported in 1Q11 (22.4%).

At the end of March 2012, Prima AFP posted an asset level of US$ 304.4 million; shareholders’ equity of US$ 162.9 million and liabilities for a total of de US$ 141.5 million.

The table below provides a summary of the financial results:

Main financial indicators	Quarter			Change %
(US$ thousand) (1)	1Q12	4Q11	1Q11	QoQ	YoY
Income from commissions	29,577	27,829	23,983	6.3%	23.3%
Administrative and sale expenses	(12,679)	(13,044)	(10,042)	-2.8%	26.3%
Depreciation and amortization	(2,065)	(2,079)	(2,399)	-0.7%	-13.9%
Operating income	14,833	12,706	11,541	16.7%	28.5%
Other income and expenses, net	(237)	(473)	(557)	-49.9%	-57.5%
Income tax	(5,481)	(3,406)	(2,877)	60.9%	90.5%
Net income before translation results	9,115	8,828	8,107	3.3%	12.4%
Translations results and deferred liabilities	55	25	(12)	117.7%	-548.4%
Net income	9,170	8,853	8,095	3.6%	13.3%
ROAE	26.1%	23.2%	22.4%	2.9%	3.6%
Total assets	304,417	270,242	278,165	12.6%	9.4%
Total liabilities	141,539	92,311	109,923	53.3%	28.8%
Net shareholders' equity	162,878	177,931	168,242	-8.5%	-3.2%
(1) IFRS.

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VIII. Economic Outlook

Economic Activity

In 4Q11, the economy continued to moderate posting growth of 5.5% versus 6.7% in the previous quarter. This result was attributable to an increase in private expenditure and a surprising rebound in exports (7.4%). Public expenditure, particularly in terms of investment, continued to fall given that budget execution at the central government level continues to be slow while spending at the local and regional level is beginning to pick up. Consequently, growth was situated at 6.9% at the end of 2011. In 1Q12, growth was more than likely 6.0% although influenced by the effect of an additional day for leap year.

The growth dynamic over the last few months indicates significant recovery in internal demand, which is particularly evident in the evolution of the construction sector, which is highly pro-cyclical and more volatile than GDP. This has had a favorable impact on sectors linked to internal demand such as services and commerce.

The aforementioned has unfolded in a context in which business expectations continue to follow an upward trend. This may contribute to accelerating private investment over the next few months and as such- given the importance that these expectations have had in the recent evolution of the Peruvian economy – we may revise our forecast of 9.0% growth in private investment upward in coming months. In this context, although our outlook for annual growth is 5.8%, our projection has an upward bias.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

External Sector

The trade balance was positive in February 2012, posting a total of US$ 874 MM. This topped the surplus reported in February last year by US$ 90 MM. Exports for this month reached US$ 3 727 MM, representing an increase of 10.7% with regard to February 2011. An increase in foreign sales was attributable primarily to growth in exports of traditional products such as gold, fish meal and natural gas. The export volume increased 9.2% YoY due to larger shipments of traditional products (11.2%); the increases in fish meal, coffee, copper and gold exports were particularly noteworthy. The volume of non-traditional exports grew 4.1% due to larger volumes of fishing and chemical production. Textile and agricultural and livestock exports fell due to a decrease in sales in Europe and the United States.

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Imports totaled US$ 2,854 MM, which represents 10.5% growth YoY. Import volumes rose 8.1% due to an increase in purchases of consumer goods and industrial inputs, among which acquisitions of steel and iron were particularly noteworthy. The average price rose 2.2% and increases in the prices for oil and petroleum derivatives were particularly evident.

The rate of INR accumulation remains accelerated, which indicates that capital flows continue to enter the county. On April 10, international reserves totaled US$ 56,649 MM, which tops the result recorded at the end of 2012 by US$ 7,833 MM. INR growth this month is due primarily to an increase in financial system deposits for a total of US$ 661 MM; net purchases of foreign currency for US$ 327 MM in the trading room; and a US$ 31 MM increase in public sector deposits. This was partially offset by a decrease of US$ 136 in the investment valuation.

Exports and Imports

(3 month moving average annual % var.)

Prices and Exchange Rate

Annualized inflation at the end of March was situated at 4.2%, which indicates that its pace has slowed in comparison to the end of 2011. Regardless, over the last few months inflation has moderated its downward trend in a context marked by continuous supply shocks, particularly for food and fuel. Additionally, and in March in particular, a significant increase was evident in the education segment due to tuition hikes at the school and university level. This increase appears to have structural characteristics and reflects the fact that Peru’s economy has been improving and agents have more capacity and willingness to invest in education. Over the next few months, annual inflation is expected to continue declining and should fall within BCR’s target range (2% +/- 1%) at year-end (despite situation at the upper limit).

Although the inflation’s trajectory has taken time to give way, BCR is unlikely to move the reference rate (maintaining the current rate of 4.25% for the rest of the year). This is probably the result of the fact that pressures on the Central Bank to intervene to stimulate growth have moderated given that inflation is perceived as a temporary and supply-related phenomenon. Additionally, an increase in the reference rate could increase the speed with which the Nuevo Sol appreciates, which would lead the Central Bank to increase its intervention in the exchange rate market.

It is important to note that BCR’s interventions have been continuous thus far this year and in less than one quarter, the issuer’s purchases have topped USD 6,000 MM. At this pace, the record of USD 10,306 MM acquired, set in the year 2007, will be beaten. Appreciation is linked to the international environment- where investors are seeking better returns and accepting the higher risks associated with emerging markets- and the dedollarization process that is underway in the country, which increases the foreign currency supply as agents forego deposits in foreign currency. Projections indicate that exchange rate will continue to fall, closing the year at S/. 2.62; this forecast also has a downward bias.

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Consumer Price Index	Exchange Rate
(Annual percentage variation)	(Nuevos Soles for US$)

Fiscal Sector

In February 2012, the non-financial public sector reported an economic surplus of S/. 1,242 MM, which tops the S/. 369 MM reported in February 2011.

The central government’s current income in February totaled S/. 7,907 MM, which represented a real decline of 0.8% YoY, reflecting a moderation in tax growth which is in turn attributable to the following factors:

i. IGV rate cuts beginning in March 2011; reduced excise tax (ISC) on fuel as of June 2011; and lower tariffs as of April 2011,

ii. More tax refunds for export companies in particular and to recover advance IGV payments,

iii. As of December 2011, IGV contributions from the tax relief system have decreased given that the comparative base is similar to 2010’s; this is due to the fact that in December 2010, the number of goods and services eligible for tax relief increased; and

iv. Higher external IGV in the month of January that was credited against the IGV internal in February.

In February, the central government’s non-financial expenditures (S/. 5,902 MM) reported a real increase of 1.6% due primarily to higher expenditures for investment projects at the local government level (263.5%) and an increase in procurement of goods and services at the sub-national government level (58.1% at the local government level and 26.4% at the regional government level). Thus far this year, non-financial expenditures (S/. 10,765 MM) have registered real growth of 3.5% YoY. A significant increase in sub-national expenditure has been evident since January, which reflects, among other factors, the base effect generated by low budget execution last year; an increase in local and regional officials’ knowledge of budget management procedures; and the incentives proposed by the Executive Branch to efficiently execute investment projects.

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A fiscal surplus equivalent to 0.8% of GDP is expected this year, which represents a decline with regard to last year’s figure. This result will be integrally linked to recovery in public investment, which has already begun at the local and regional government level in the framework for the Economic Stimulus Plan launched by the Ministry of Economy.

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Financial System

At the end of February, credit issued by financial entities to capture public deposits grew at an annual rate of 18.0%, which indicates a slight deceleration with regard to the previous month’s result of 19.1%. By loan type, growth has been noteworthy in mortgage loans (+26.5% versus 27.2% in January) and consumer loans (+19.6%). These results were accompanied by continuous dedollarization. In this context, the dollarization of business loans was situated at 55.3% (55.7% in February and 56.7% in December 2010) while mortgage loans reported 48.8% (49.1% in January) and consumer loans held steady at 9.8%.

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Main Economic Indicators

	2009	2010					2011
	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ	IIQ	IIIQ	IVQ	Year
GDP (US$ MM)	127,153	35,282	39,089	38,562	41,031	153,964	40,978	44,644	44,819	46,321	176,761
Real GDP (var. %)	0.9	6.2	10.0	9.6	9.2	8.8	8.8	6.9	6.7	5.5	6.9
GDP per-capita (US$)	4,365	4,741	5,205	5,089	5,367	5,101	5,312	5,736	5,707	5,846	5,650
Domestic demand (var. %)	-2.9	8.7	14.4	15.5	13.6	13.1	10.5	7.9	5.5	5.2	7.2
Consumption (var. %)	2.4	5.4	5.8	6.2	6.5	6.0	6.4	6.4	6.3	6.4	6.4
Private Investment (var. %)	-8.6	12.7	29.5	27.5	23.2	23.2	12.4	4.7	1.3	3.3	5.1
CPI (annual change, %)	0.3	0.8	1.6	2.4	2.1	2.1	2.4	3.1	3.5	4.5	4.5
Exchange rate, eop (S/. per US$)	2.89	2.84	2.84	2.79	2.82	2.82	2.78	2.76	2.74	2.70	2.70
Devaluation (annual change, %)	-8.0	-10.2	-5.6	-3.2	-2.4	-2.4	-2.1	-2.7	-1.6	-4.4	-4.4
Exchange rate, average (S/. per US$)	3.01	2.85	2.84	2.81	2.80	2.83	2.78	2.78	2.74	2.71	2.75
Non-Financial Public Sector (% of GDP)	-1.9	3.0	2.3	-0.9	-5.1	-0.3	6.0	5.5	1.3	-4.9	1.9
Central government current revenues (% of GDP)	15.9	18.1	18.0	16.6	16.2	17.2	18.9	19.4	17.1	17.1	18.1
Tax Income (% of GDP)	13.8	15.4	15.6	14.3	14.1	14.8	16.2	16.5	14.6	14.8	15.5
Non Tax Income (% of GDP)	2.1	2.7	2.4	2.3	2.1	2.4	2.7	3.0	2.5	2.3	2.6
Current expenditures (% of GDP)	12.7	11.6	10.2	13.4	12.2	11.8	11.1	13.0	11.3	12.6	12.0
Capital expenditures (% of GDP)	6.1	3.8	5.9	6.4	9.1	6.4	2.8	4.6	4.6	9.0	5.3
Trade Balance (US$ MM)	5,873	1,589	1,554	1,484	2,123	6,750	1,906	2,181	3,210	2,004	9,302
Exports (US$ MM)	26,885	7,924	8,164	9,299	10,178	35,565	10,106	11,752	12,900	11,511	46,268
Imports (US$ MM)	21,011	6,336	6,610	7,815	8,054	28,815	8,200	9,570	9,690	9,507	36,967
Current Account Balance (US$ MM)	247	-608	-402	-981	-635	-2,625	-905	-1,165	391	-587	-2,267
Current Account Balance (% of GDP)	0.2	-1.7	-1.0	-2.5	-1.5	-1.7	-2.2	-2.6	0.9	-1.3	-1.3

Source: BCR, INEI, estimated by BCP.

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Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

39

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, IFRS)

	As of
	Mar 12	Dec 11	Mar 11	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	1,011,854	1,137,385	1,187,425	-11.0%	-14.8%
Interest bearing	5,295,754	4,498,359	5,870,718	17.7%	-9.8%
Total cash and due from banks	6,307,607	5,635,745	7,058,144	11.9%	-10.6%

Marketable securities, net	160,579	75,611	99,492	112.4%	61.4%

Loans	18,094,523	17,442,766	14,677,095	3.7%	23.3%
Current	17,794,433	17,183,620	14,447,914	3.6%	23.2%
Past due	300,090	259,146	229,182	15.8%	30.9%
Less - net provisions for possible loan losses	(564,058)	(519,708)	(434,209)	8.5%	29.9%
Loans, net	17,530,465	16,923,058	14,242,886	3.6%	23.1%

Investments securities available for sale	7,629,633	5,981,935	5,777,997	27.5%	32.0%
Reinsurance assets	167,448	151,080	139,566	10.8%	20.0%
Premiums and other policyholder receivables	167,308	170,743	117,189	-2.0%	42.8%
Property, plant and equipment, net	481,906	443,097	376,807	8.8%	27.9%
Due from customers on acceptances	57,506	61,695	53,709	-6.8%	7.1%
Other assets	1,658,570	1,473,242	1,469,785	12.6%	12.8%

Total assets	34,161,024	30,916,206	29,335,576	10.5%	16.4%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and Obligations
Non-interest bearing	5,841,141	5,389,868	4,900,025	8.4%	19.2%
Interest bearing	15,340,563	13,597,866	13,178,791	12.8%	16.4%
Total deposits and Obligations	21,181,704	18,987,734	18,078,816	11.6%	17.2%

Due to banks and correspondents	2,514,012	2,067,283	2,227,825	21.6%	12.8%
Acceptances outstanding	57,506	61,695	53,709	-6.8%	7.1%
Reserves for property and casualty claims	1,241,936	1,157,491	1,045,252	7.3%	18.8%
Reserve for unearned premiums	206,098	220,807	179,641	-6.7%	14.7%
Reinsurance payable	54,118	75,366	35,885	-28.2%	50.8%
Bonds and subordinated debt	3,910,331	3,962,306	3,682,320	-1.3%	6.2%
Other liabilities	1,426,244	940,941	1,177,618	51.6%	21.1%
Minority interest	75,323	66,841	53,919	12.7%	39.7%
Total liabilities	30,667,271	27,540,464	26,534,986	11.4%	15.6%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,673)	(74,877)	(75,256)	-0.3%	-0.8%
Capital surplus	107,018	111,145	109,056	-3.7%	-1.9%
Reserves	2,319,050	1,792,921	1,385,098	29.3%	67.4%
Unrealized gains	453,880	340,168	299,122	33.4%	51.7%
Retained earnings	216,566	734,474	610,657	-70.5%	-64.5%
Net shareholders' equity	3,493,753	3,375,742	2,800,590	3.5%	24.8%

Total liabilities and net shareholders' equity	34,161,024	30,916,206	29,335,576	10.5%	16.4%

Contingent credits	12,401,677	11,372,939	10,495,590	9.0%	18.2%

40

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %
	1Q12	4Q11	1Q11	QoQ	YoY

Interest income and expense
Interest and dividend income	524,658	499,769	431,018	5.0%	21.7%
Interest expense	(152,407)	(144,478)	(120,946)	5.5%	26.0%
Net interest income	372,252	355,290	310,072	4.8%	20.1%

Net provisions for loan losses	(69,639)	(70,447)	(41,517)	-1.1%	67.7%

Non financial income
Fee income	162,848	161,653	142,489	0.7%	14.3%
Net gain on foreign exchange transactions	39,253	36,730	31,340	6.9%	25.2%
Net gain on sales of securities	29,755	16,526	18,505	80.0%	60.8%
Other	10,836	14,037	13,440	-22.8%	-19.4%
Total non financial income, net	242,693	228,947	205,774	6.0%	17.9%

Insurance premiums and claims
Net premiums earned	158,534	149,219	133,004	6.2%	19.2%
Net claims incurred	(32,149)	(16,421)	(15,386)	95.8%	109.0%
Increase in cost for life and health policies	(94,363)	(88,383)	(67,472)	6.8%	39.9%
Total other operating income, net	32,022	44,414	50,146	-27.9%	-36.1%

Operating expenses
Salaries and employees benefits	(165,480)	(165,319)	(135,418)	0.1%	22.2%
Administrative, general and tax expenses	(104,688)	(122,704)	(89,067)	-14.7%	17.5%
Depreciation and amortization	(28,275)	(27,924)	(23,145)	1.3%	22.2%
Other	(39,182)	(33,212)	(38,689)	18.0%	1.3%
Total operating expenses	(337,625)	(349,159)	(286,319)	-3.3%	17.9%
	239,703	209,046	238,156	14.7%	0.6%
Operating income (1)
Translation result	13,185	31,433	1,023	-58.1%	1188.4%
Income taxes	(60,073)	(48,021)	(60,676)	25.1%	-1.0%

Net income	192,814	192,458	178,503	0.2%	8.0%
Minority interest	3,702	3,277	3,478	12.9%	6.4%
Net income attributed to Credicorp	189,113	189,180	175,025	0.0%	8.0%

(1) Income before translation results and income taxes.

41

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter
	1Q12	4Q11	1Q11

Profitability
Net income per common share (US$ per share)(1)	2.37	2.37	2.19
Net interest margin on interest earning assets (2)	5.1%	5.2%	4.9%
Return on average total assets (2)(3)	2.3%	2.5%	2.4%
Return on average shareholders' equity (2)(3)	22.0%	23.4%	24.7%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	1.66%	1.49%	1.56%
NPL ratio	2.21%	2.03%	2.09%
Coverage of PDLs	188.0%	200.5%	189.5%
Coverage of NPLs	141.0%	146.6%	141.6%
Reserves for loan losses / Total loans	3.1%	3.0%	3.0%

Operating efficiency
Oper. expenses as a percent. of total income (5)	40.7%	44.9%	40.1%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	3.7%	4.2%	3.4%

Average balances (millions of US$) (3)
Interest earning assets	29,310.0	27,192.4	25,563.6
Total assets	32,538.6	30,286.2	28,874.4
Net shareholder's equity	3,434.7	3,234.3	2,837.2

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expense do not include other expenses.

42

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In US$ thousands, IFRS)

		As of		Change %
	Mar 12	Dec 11	Mar 11	QoQ	YoY
ASSETS

Cash and due from banks	6,180,377	5,526,116	6,989,052	11.8%	-11.6%
Cash and BCRP	5,310,675	4,867,387	5,555,960	9.1%	-4.4%
Deposits in other Banks	863,017	650,896	1,412,531	32.6%	-38.9%
Interbanks	3,750	5,786	16,783	-35.2%	-77.7%
Accrued interest on cash and due from banks	2,935	2,047	3,778	43.4%	-22.3%

Marketable securities, net	90,268	75,611	99,492	19.4%	-9.3%

Loans	17,570,093	16,934,911	14,553,244	3.8%	20.7%
Current	17,270,696	16,676,479	14,324,819	3.6%	20.6%
Past Due	299,397	258,432	228,425	15.9%	31.1%
Less - net provisions for possible loan losses	(563,233)	(518,882)	(433,311)	8.5%	30.0%
Loans, net	17,006,860	16,416,029	14,119,933	3.6%	20.4%

Investment securities available for sale	5,020,347	3,476,430	3,512,171	44.4%	42.9%
Property, plant and equipment, net	361,449	359,092	311,178	0.7%	16.2%
Due from customers acceptances	57,506	61,695	53,709	-6.8%	7.1%
Other assets	1,249,473	1,061,517	1,127,427	17.7%	10.8%

Total assets	29,966,280	26,976,490	26,212,962	11.1%	14.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	19,969,835	17,835,959	17,130,841	12.0%	16.6%
Demand deposits	6,881,252	6,533,494	5,964,272	5.3%	15.4%
Saving deposits	5,466,391	5,096,442	4,546,340	7.3%	20.2%
Time deposits	5,880,464	4,396,676	5,324,190	33.7%	10.4%
Severance indemnity deposits (CTS)	1,677,876	1,757,124	1,250,235	-4.5%	34.2%
Interest payable	63,852	52,223	45,804	22.3%	39.4%

Due to banks and correspondents	3,340,586	2,966,524	3,480,231	12.6%	-4.0%
Bonds and subordinated debt	3,104,369	3,114,960	2,714,248	-0.3%	14.4%
Acceptances outstanding	57,506	61,695	53,709	-6.8%	7.1%
Other liabilities	1,151,947	651,229	909,846	76.9%	26.6%

Total liabilities	27,624,243	24,630,367	24,288,875	12.2%	13.7%

Net shareholders' equity	2,337,052	2,341,409	1,920,109	-0.2%	21.7%
Capital stock	1,019,491	783,213	783,213	30.2%	30.2%
Reserves	711,685	628,987	628,987	13.1%	13.1%
Unrealized Gains and Losses	160,283	114,760	140,283	39.7%	14.3%
Retained Earnings	274,974	236,738	236,531	16.2%	16.3%
Income for the year	170,619	577,711	131,095	-70.5%	30.1%

Minority interest	4,985	4,714	3,978	5.7%	25.3%

Total liabilities and net shareholders' equity	29,966,280	26,976,490	26,212,962	11.1%	14.3%

Off-balance sheet	12,306,985	11,277,002	10,285,440	9.1%	19.7%

43

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %
	1Q12	4Q11	1Q11	QoQ	YoY

Interest income and expense
Interest and dividend income	487,649	462,115	397,531	5.5%	22.7%
Interest expense	(145,150)	(138,722)	(120,016)	4.6%	20.9%
Net interest and dividend income	342,499	323,393	277,515	5.9%	23.4%
Net provision for loan losses	(69,842)	(70,490)	(41,654)	-0.9%	67.7%

Non financial income
Banking services commissions	141,985	140,896	122,025	0.8%	16.4%
Net gain on foreign exchange transactions	39,330	37,021	31,275	6.2%	25.8%
Net gain on sales of securities	13,647	13,066	(2,635)	4.4%	617.9%
Other	3,737	6,627	8,254	-43.6%	-54.7%
Total non financial income,net	198,699	197,610	158,919	0.6%	25.0%

Operating expenses
Salaries and employees benefits	(139,042)	(137,715)	(113,907)	1.0%	22.1%
Administrative expenses	(85,255)	(100,721)	(72,621)	-15.4%	17.4%
Depreciation and amortization	(23,653)	(23,411)	(18,870)	1.0%	25.3%
Other	(9,299)	(7,757)	(11,846)	19.9%	-21.5%
Total operating expenses	(257,249)	(269,604)	(217,244)	-4.6%	18.4%

Operating Income (1)	214,107	180,909	177,536	18.4%	20.6%
Translation result	11,414	27,498	1,250	-58.5%	813.1%
Workers' profit sharing	-	-	-	0.0%	0.0%
Income taxes	(54,654)	(43,151)	(47,462)	26.7%	15.2%
Minority interest	(248)	(474)	(229)	-47.7%	8.3%
Net income	170,619	164,782	131,095	3.5%	30.1%

(1) Income before translation results and income taxes.

44

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year Ended
	1Q12	4Q11	1Q11	Mar 12	Mar 11

Profitability
Net income per common share (US$ per share)(1)	0.067	0.064	0.051	0.067	0.051
Net interest margin on interest earning assets (2)	5.2%	5.3%	4.7%	5.2%	4.7%
Return on average total assets (2)(3)	2.4%	2.5%	2.0%	2.4%	2.0%
Return on average shareholders' equity (2)(3)	29.2%	29.4%	26.8%	29.2%	26.8%
No. of outstanding shares (millions)	3,187.90	2,557.70	2,557.70	3,187.90	2,557.70

Quality of loan portfolio
PDL ratio	1.70%	1.53%	1.57%	1.70%	1.57%
NPL ratio	2.27%	2.09%	2.10%	2.27%	2.10%
Coverage of PDLs	188.1%	200.8%	189.7%	188.1%	189.7%
Coverage of NPLs	141.0%	146.7%	141.6%	141.0%	141.6%
Reserves for loan losses as a percentage of total loans	3.2%	3.1%	3.0%	3.2%	3.0%

Operating efficiency
Oper. expenses as a percent. of total income (4)	47.3%	52.2%	47.7%	47.3%	47.7%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	3.5%	4.0%	3.2%	3.5%	3.2%

Capital adequacy
Total Regulatory Capital (US$ million)	2,984.6	2,671.2	2,199.1	2,984.6	2,199.1
Tier I capital	2,243.2	1,906.5	1,786.0	2,243.2	1,786.0
BIS ratio (5)	15.3%	14.5%	13.7%	15.3%	13.7%

Average balances (US$ million) (3)
Interest earning assets	26,283.5	24,347.4	23,823.8	26,283.5	23,823.8
Total Assets	28,471.4	26,543.7	25,795.0	28,471.4	25,795.0
Net shareholders' equity	2,339.2	2,245.3	1,956.3	2,339.2	1,956.3

(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory Capital / risk-weighted assets. Risk weighted assets include market risk and operation risk.

45

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES

(In US$ thousand)

	Balance to and for the period
	Of three months ending of			Change %
	31 Mar 12	31 Dec 11	31 Mar 11
	1Q12	4Q11	1Q11	QoQ	YoY
Results
Total Premiums	227,542	257,327	193,715	-11.6%	17.5%
Ceded Premiums	22,975	64,464	20,584	-64.4%	11.6%
Unearned premium reserves	41,030	39,732	35,650	3.3%	15.1%
Net premiums earned	163,537	153,131	137,481	6.8%	19.0%
Direct claims	162,082	114,750	86,169	41.2%	88.1%
Reinsurance ceded	35,570	9,945	2,797	257.7%	1171.7%
Net claims	126,512	104,805	83,372	20.7%	51.7%
Direct commissions	30,916	25,332	25,804	22.0%	19.8%
Commissions received	2,199	4,546	2,494	-51.6%	-11.8%
Net commissions	28,717	20,786	23,310	38.2%	23.2%
Underwriting expenses *	9,331	10,770	10,009	-13.4%	-6.8%
Underwriting income	2,917	4,004	2,607	-27.1%	11.9%
Underwriting costs, net	6,414	6,767	7,403	-5.2%	-13.4%
Underwriting result	1,895	20,773	23,396	-90.9%	-91.9%

Financial income	20,952	22,124	19,650	-5.3%	6.6%
Gains on sale of securities	13,945	2,928	4,851	376.3%	187.5%
Net property and rental income	1,915	1,956	1,135	-2.1%	68.7%
(-) Financial expenses	1,567	1,119	418	40.0%	274.6%
Financial income, net	35,245	25,889	25,218	36.1%	39.8%

Salaries and benefits *	19,836	21,032	14,890	-5.7%	33.2%
Administrative expenses *	17,698	17,653	13,910	0.3%	27.2%
Third party services	8,369	8,566	6,838	-2.3%	22.4%
Management expenses	3,505	4,456	2,679	-21.3%	30.9%
Provisions	2,890	2,362	1,795	22.3%	61.0%
Taxes	1,779	1,568	1,705	13.5%	4.4%
Other expenses *	1,155	701	894	64.7%	29.2%
Opertating expenses	37,534	38,686	28,800	-3.0%	30.3%

Other income	2,323	839	754	176.7%	208.1%
Traslations results	1,767	3,931	15	-55.0%	11820.1%
Income tax	(1,226)	921	4,932	-233.0%	-124.9%

Income before minority interest	4,922	11,825	15,651	-58.4%	-68.6%
Minority interest	1,631	774	3,391	110.8%	-51.9%

Net income	3,291	11,052	12,260	-70.2%	-73.2%

Balance (end of period)

Total assets	2,249,912	2,150,128	1,750,059	99,785	499,853
Invesment on securities and real state (1)	1,470,743	1,429,300	1,282,992	41,442	187,751
Underwriting reserves	1,450,237	1,372,353	1,225,241	77,884	224,995
Net equity	471,521	458,176	309,785	13,344	161,736

Ratios

Ceded	10.1%	25.1%	10.6%	(15.0)	(0.5)
Loss ratio	77.4%	68.4%	60.6%	8.9	16.7
Commissions + technical expenses, net / net earned premiums	21.5%	18.0%	22.3%	3.5	(0.9)
Underwriting results / net premiums earned	0.8%	8.1%	12.1%	(7.2)	(11.2)
Operating expenses / net premiums earned	23.0%	25.3%	20.9%	(2.3)	2.0
Return on equity (2)(3)	2.9%	10.5%	13.4%	(7.7)	(10.5)
Return on total premiums	1.4%	4.3%	6.3%	(2.8)	(4.9)

Combined ratio of PPS + PS (4)(5)	114.4%	101.5%	99.5%	12.8	14.9
Net claims / net earned premiums	77.7%	67.1%	60.3%	10.6	17.4
Operating expenses and commissions / net premiums earned	36.7%	34.4%	39.2%	2.2	(2.5)

* Change in these accounts for 1Q11 are due to reclassifications.

(1) Real State Investment were excluded.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) PS includes Médica, an additional company which offers medical assistance services.

46

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative